May 2, 2007	ATTORNEYS AT LAW ONE DETROIT CENTER 500 WOODWARD AVENUE, SUITE 2700 DETROIT, MI 48226-3489 313.234.7100 TEL 313.234.2800 FAX www.foley.com thartman@foley.com EMAIL CLIENT/MATTER NUMBER 071569-0103

Mail Stop 3720

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549-9303

Attention:	Mr. John Zitko Ms. Kathryn Jacobson Mr. Dean Suehino

Re: Oakmont Acquisition Corp. Amendment No. 1 to Proxy Statement on Schedule 14A File No. 0-51423

Ladies and Gentlemen:

This letter is in response to your comment letter dated April 12, 2007. Your comments are reproduced below in bold italics, followed in each case by our response on behalf of our client, Oakmont Acquisition Corp.

To facilitate the staff’s review of the filing, we are furnishing to Mr. John Zitko under separate cover four copies of this letter and the blacklined printer’s proof of the amended proxy statement being filed contemporaneously herewith.

Preliminary Proxy Statement on Schedule 14A

1.	We note that Oakmont’s IPO prospectus and Certificate of Incorporation provide for mandatory liquidation of the company in the event that it does not consummate a business combination within 18 months from the date of consummation of its IPO (January 18, 2007), or within 24 months if a letter of intent, agreement in principle or definitive agreement was executed within the 18 month period. We further note the discussion beginning on page 32 of your proxy which indicates that Oakmont terminated the previously-proposed transaction with One Source on January 17, 2007 and entered into a letter of intent (“LOI”) with Brooke on the same day.

However, we additionally note that:

•	The termination of the One Source transaction was first disclosed on Form 8-K February 5, 2007 (approximately 13 business days after the termination);

BOSTON BRUSSELS CHICAGO DETROIT JACKSONVILLE	LOS ANGELES MADISON MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Securities and Exchange Commission

May 2, 2007

•

The earliest disclosure in your filings with the Commission relating to the existence of any LOI occurred on march 13, 2007 (approximately 39 business days after the execution of such LOI is disclosed to have taken place); and

•	There were no filings otherwise made by Oakmont relating to the 18 months mandatory liquidation deadline, or the status of the One Source transaction, between November 14, 2006 and February 5, 2007.

Please provide us with a detailed legal analysis with respect to the manner in which the disclosure of the execution of the LOI, which allowed Oakmont to avoid mandatory liquidation, and the termination of the One Source transaction was consistent with Items 1.01 and 1.02 of Form 8-K, as such Items would appear to require disclosure within four business days.

Additionally, please provide us with a copy of the dated and executed letter of intent.

Response: The Company issued a press release through PR Newswire on January 17, 2007 announcing the letter of intent signed with Brooke Credit Corporation and the termination of the pending One Source Equipment Rental, LLC transaction. A copy of that press release is attached as Annex A to this letter. The Company intended to file the press release as an exhibit to a Form 8-K announcing both events, but unfortunately that Form 8-K was not filed due to an administrative error. The Company did not learn of that omission until on or about February 5, 2007, and it immediately filed at that time a Form 8-K announcing the termination of the One Source transaction.

You will note that the press release attached as Annex A does not specifically identify Brooke Credit Corporation by name, instead referring to Brooke Credit as a “specialty finance company.” This is because the Letter of Intent dated January 17, 2007 specifically provides in Section 11 that the Company could not publicly disclose the identity or name of Brooke Credit or its parent in connection with the proposed transaction prior to the execution of the definitive agreement providing for the transaction. A copy of the Letter of Intent dated January 17, 2007 is attached as Annex B to this letter.

2.	We note that the number of shares and warrants currently held by your officers and directors has changed since your IPO. With a view towards disclosure, please advise us of each purchase and sale of common stock and warrants by such persons, including the date, time, volume, and manner in which each transaction was effected.

There have been no purchases or sales of Oakmont common stock by our officers and directors since our IPO. The number of shares held by our officers and directors indicated on the “Principal Stockholders” table of the preliminary proxy statement filed March 14, 2007 was incorrect and inadvertently double-counted certain shares beneficially owned by both Mr. Skandalaris and Mr. Azar. In the course of reviewing this table in the preliminary prospectus, Oakmont has also identified a minor error on the Principal Stockholders table on page 33 of the final IPO prospectus resulting from inadvertent under-counting of certain shares beneficially owned by both Mr. Skandalaris and Mr. Azar that were contributed to QVM Oakmont Services LLC on July 7, 2005 (as reflected in footnote 3 to the table under “Certain Transactions” on page 35 of the IPO prospectus). The shares of common stock beneficially owned by Mr. Skandalaris, Mr. Azar and all the officers and directors of Oakmont as a group on the “Principal Stockholders” table of the preliminary proxy statement have been revised to correct these errors.

Securities and Exchange Commission

May 2, 2007

3.	We note the various roles that Morgan Joseph, the underwriter of your IPO, has played throughout the history of the [sic] Oakmont. We also note your disclosure on pages 32, 33, and 67 that Morgan Joseph has, within the same time period, provided “financial advisory and investment banking services” to Brooke Credit and not only introduced Brooke Credit to Oakmont, but served as placement agent in Brooke Credit’s $45 million private placement in November 2006. We further note that Morgan Joseph received warrants for 100,446 shares of your target’s common stock representing 2% of the private placement offering.

In all relevant locations throughout your proxy statement, disclose the full extent of conflicts presented by Morgan Joseph’s dual role in this proposed transaction, including a complete summary of the financial remuneration to be available to Morgan Joseph not only upon consummation of any transaction with Brooke Credit, but as a result of services provided to each Oakmont and Brooke Credit. Further, please revise the section entitled “Oakmont’s Board of Directors’ Reasons for the Approval of the Merger” on page 33 to discuss what consideration, if at all, the board gave to these conflicts.

Response: The Company has added a new section entitled “Interest of Morgan Joseph in the Merger” to explain the dual role of Morgan Joseph on behalf of each of Brooke Credit and Oakmont and the remuneration to be received by Morgan Joseph in connection with the merger.

The section entitled “Item 1: The Merger Proposal—Oakmont’s Board of Directors’ Reasons for the Approval of the Merger” has been revised to address the board’s awareness of Morgan Joseph’s dual role.

4.	We note your discussion of the reincorporation proposal on page seven, wherein you state that “Upon the reincorporation, the rights of Oakmont shareholders will cease being governed by Delaware law and will, instead, be governed by Kansas law.” We also note that you disclose the reincorporation will take place prior to the consummation of the proposed acquisition of Brooke Credit and that the Articles of Incorporation of Oakmont Kansas, Inc. do not contain the investor protections currently included in Article Six of the Certificate of Incorporation of Oakmont Acquisition Corp.

Article Six of the Certificate of Incorporation of Oakmont Acquisition Corp. states, in relevant part, that such provisions “may not be amended prior to the consummation of any Business Combination.”

Please include disclosure in your proxy statement with respect to whether such reincorporation is consistent with Oakmont’s current Certificate of Incorporation as well as the disclosure contained in Oakmont’s IPO prospectus. If it is not, please disclose the consequences to both Oakmont and its public shareholders that may result, including any potential liabilities.

Response: The parties have revised the structure of the Merger and have entered into an Amended and Restated Agreement and Plan of Merger, dated as of April 30, 2007 (the “Amended Merger Agreement”). The Amended Merger Agreement provides for the merger of Brooke Credit Corporation with and into the Company, with the Company surviving the merger. The Company believes this comment is no longer applicable given this revised structure.

Securities and Exchange Commission

May 2, 2007

5.	Please provide us with a detailed legal analysis with respect to why your proposed issuance of common stock pursuant to the reincorporation proposal dies not require registration under the Securities Act of 1933. It does not appear that the exchange of shares in connection with the reincorporation would be within the change of domicile exception of Rule 145(a)(2), which requires that the “sole purpose of the transaction is to change an issuer’s domicile solely within the United States.” In this regard, we note several other objectives of the proposed reincorporation, including, but not limited to, an increase in the number of authorized shares in common stock and fulfillment of a condition to the merger agreement.

Response: The parties have revised the structure of the Merger and have entered into an Amended and Restated Agreement and Plan of Merger, dated as of April 30, 2007 (the “Amended Merger Agreement”). The Amended Merger Agreement provides for the merger of Brooke Credit Corporation with and into the Company, with the Company surviving the merger. The Company believes this comment is no longer applicable given this revised structure.

6.	Please also advise us why your proposed issuance of common stock pursuant to the merger proposal does not require registration under the Securities Act of 1933, including, but not limited to, a listing of each person and entity that will receive shares pursuant to such merger.

Response: The Company believes the issuance of its common stock to the holders of Brooke Credit common stock in connection with the closing of the merger will qualify as a private placement exempt from registration pursuant to Section 4(2) of the Securities Act of 1933. Brooke Corporation is currently the sole stockholder of Brooke Credit, and has already approved the Merger Agreement and the transactions provided for therein.

In addition to the Brooke Credit common stock owned by Brooke Corporation, Brooke Credit has issued warrants to purchase its common stock to Falcon Mezzanine Partners II, LP, FMP Co-investment, LLC and JZ Equity Partners PLC, the three institutional investors in Brooke Credit’s October 2007 private placement of its senior notes, as well as to Morgan Joseph, the placement agent in the senior note transaction. As of the date of this response, no warrants have been exercised. The Merger Agreement provides that the warrants will be assumed and be exercisable for shares of Oakmont common stock, as adjusted to reflect the exchange ratio. Also, Brooke Credit anticipates that its board of directors may approve the issuance of stock or options to the following members of Brooke Credit’s management team and board of directors prior to the closing of the merger: Branden Banks, Keith Bouchey, Barbara Davison, Anita Larson, Michael Lowry, Lindsay Olsen and Gage Zierlein. As of the date of this response, no such stock or options have been granted. Brooke Credit is not obligated to and may elect not to, grant such stock or options. If Brooke Credit issues such stock prior to the closing of the merger, such stockholders will receive Oakmont common stock pursuant to the merger. If Brooke Credit issues such options prior to the closing of the merger, the Merger Agreement provides that such options will be converted into options for shares of Oakmont common stock, as adjusted to reflect the exchange ratio.

7.	The disclosure throughout your proxy statement in many respects appear promotional, rather than factual, and should be revised to remove all promotional language, including terms used to describe Brooke Credit such as “premier,” “strong,” “excellent.” All speculative information should be clearly labeled as the opinion of management of the company along with disclosure of the reasonable basis for such opinions or beliefs.

We note that such statements include, but are not limited to, the following:

•

“Oakmont believes that the merger with Brooke Credit will provide Oakmont stockholders with an opportunity to participate in a company with significant growth potential in an attractive market.” (page two)

•

“Brooke Credit has built a unique business model in lending to issuance-related entities, which involve borrowers that have historically been under-served by traditional lenders. This unique business model includes a proprietary loan sourcing network, which provides a steady stream of high quality loan candidates, and a deep credit underwriting expertise with proven success. Brooke Credit’s business model also includes a proprietary collateral preservation platform, which features use of industry consultants and franchisors within the insurance and death care industries in monitoring and fixing distressed businesses, resulting in better control over credit quality . . . .” (pages eight and nine)

•

“Brooke Credit has evolved into the market leader of providing capital to small businesses in the insurance and death care industries. Because traditional or generalist lenders typically lack the underwriting expertise that is required to make loans

Securities and Exchange Commission

May 2, 2007

secured by insurance businesses or funeral homes, Brooke Credit faces limited competition. Brooke Credit’s management believes that other specialty finance companies are at a disadvantage as they have yet to generate Brooke Credit’s level of origination volumes in its target markets and therefore currently lack the efficiencies to be competitive with Brooke Credit. In addition, Brooke Credit has established a strong brand name in its target market. . . .” (page nine)

Response: The promotional language has been removed and/or labeled as the opinion of management along with the basis for such opinions or beliefs. Please see the sections entitled “Questions and Answers About the Proposals,” “Summary—Business Rationale for Merging with Brooke Credit Corporation,” “Item 1: The Merger Proposal—Oakmont’s Board of Directors’ Reasons for the Approval of the Merger” and “Information about Brooke Credit.”

8.	We note the industry and market data cited throughout the document, such as the FutureOne 2006 Agency Universe Study mentioned on page nine. Please provide us with marked copies of any materials that support any third party statements, clearly cross-referencing each statement with the underlying factual support.

Responses: The Company has provided with this letter relevant portions of the FutureOne 2006 Agency Universe Study conducted by the Independent Insurance Agents and Brokers of America (Annex C to this letter), information from the U.S. Department of Labor, Bureau of Statistics (Annexes D and E to this letter), and statistics from the National Funeral Directors Association (Annex F to this letter).

9.	It appears you have not had a Chief Financial Officer since the March 31, 2006 resignation of Patrick Flynn. Please advise and amend your Form 8-K filed April 5, 2006 as necessary to meet the disclosure requirements contained in Item 5.02 of Form 8-K, or advise why revisions are not necessary.

Response: The Company’s Form 8-K dated and filed on April 5, 2006 inadvertently failed to disclose Mr. Michael C. Azar’s assumption of the role of Principal Accounting Officer on April 1, 2006. The Company filed a Form 8-K/A on April 17, 2007 to amend the Form 8-K filed on April 5, 2006 providing such disclosure.

10.	In connection with the preceding comment, we note that in Oakmont’s Exchange Act reports filed since March 31 2006, its Item 307 disclosure refers to a Chief Financial Officer and the 302 and 906 Certifications attached to your Exchange Act filings also refer to a Principal Financial Officer.

The requirements of Item 307 and Sections 302 and 906 mandate that such disclosure and certifications arise out of the CEO’s and CFO’s evaluations and conclusions. Please advise us of the location of any disclosure by Oakmont relating to any person assuming either the position or the duties of Chief Financial Officer or Principal Financial Officer after Mr. Flynn’s resignation on March 31, 2006. Also, advise how Oakmont meets the requirements of Item 307 and Sections 302 and 906, or file full amendments for all filings that do not meet such requirements.

Securities and Exchange Commission

May 2, 2007

Response: As stated in response to comment no. 9 above, Mr. Michael C. Azar assumed the role of Principal Accounting Officer on April 1, 2006, although the Company’s Form 8-K dated and filed on April 5, 2006 inadvertently failed to disclose this fact. The Company also notes that Mr. Azar (i) was inadvertently referred to as the “Chief Financial Officer” in Item 8A of the Company’s Annual Report on Form 10-KSB/A for the fiscal year ended December 31, 2005 and its Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006, and (ii) was inadvertently identified as the “Chief Accounting Officer” in the Section 906 certifications to the Company’s Quarterly Reports on Form 10-QSB for the quarterly periods ended March 31, 2006, June 30, 2006 and September 30, 2006.

Nevertheless, Item 9 of the Company’s Annual Report on Form 10-KSB/A for the fiscal year ended December 31, 2005 filed on April 4, 2006 and of the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006 correctly identified Mr. Azar as the Principal Accounting Officer. Mr. Azar participated in evaluations of the disclosure controls and procedures for all periodic reporting period subsequent to assuming the role of Principal Accounting Officer and executed the Section 301 and 906 certificates associated with the periodic reports filed for such periods. Therefore, the Company believes it fulfilled the requirements of Item 307 and Sections 302 and 906, as applicable, in such reports.

Questions and Answers, page 2

11.	We note the use of bold type and capital letters in this section. Using all capital letters impedes the readability of the text in the table of contents. Please revise text written in all capital letters here and throughout the document.

Response: The Company has revised the proxy statement to address this comment. Please see the section entitled “Questions and Answers About the Proposals.”

12.	Disclose the dollar value of the consideration to be paid in the merger based on the closing price of your common stock on the date of the acquisition agreement and as of the most recent date practicable. Also disclose the total dollar value of the merger consideration assuming all earnout shares are issued.

Response: The Company has revised the proxy statement by adding a new question and answer line item that discloses the dollar value of the consideration to be paid based on the closing price of Oakmont’s common stock on the date of the Amended and Restated Plan of Merger, April 30, 2007, and the total dollar value of the merger consideration assuming all earnout shares are issued. Because of the recent date of the Amended and Restated Plan of Merger that was used as a basis to calculate the value of consideration, the Company does not feel it is necessary to include an additional value of consideration based on a subsequent date. Please see the section entitled “Questions and Answers About the Proposals.”

13.	Please clarify your use of the term “substantially identical terms” appearing in Q&A No. 1. As noted above, it would appear that the shareholder protections present in Oakmont’s current Certificate of Incorporation are not present in that of Oakmont Kansas.

Securities and Exchange Commission

May 2, 2007

Response: Due to the revised structure of the Merger referred to in the Company’s response to Comment No. 4 above, Q&A No. 1 has been substantially revised and the referenced term has been deleted, so the Company believes this comment is no longer applicable.

14.	Revise the Q&As on page 3 and the relevant disclosure throughout the proxy statement to clarify whether the proposals are cross-conditioned upon the approval of the others. For example, you state on page 3 that the merger proposal will not be approved if the reincorporation proposal is not also approved; however, it is unclear whether the reincorporation proposal can be approved without obtaining approval of the merger proposal.

Response: The Company has revised the proxy statement to clarify that if the merger proposal is not approved, the merger will not be consummated notwithstanding an approval of the incentive plan proposal. We also revised the proxy statement to clarify that the approval of the incentive plan proposal is a condition to the consummation of the merger, although this condition could be waived by Brooke Corp. if the incentive plan proposal is not approved. Please see the sections entitled “Questions and Answers About the Proposals” and “Item 1: The Merger Proposal—The Merger Agreement; Conditions to Closing of the Merger.”

15.	You state in Q&A no. 6 that approval of the incentive plan proposal will require the affirmative vote of a majority of the outstanding shares of Oakmont’s common stock, yet the disclosure on page 48 indicates that approval of the plan requires the affirmative vote of a majority of the outstanding shares of Oakmont’s common stock present or represented at the meeting. Please revise to clarify the vote that is required for approval.

Response: The approval of the incentive plan proposal will require the vote of the majority of the shares of Oakmont common stock present or represented at the meeting. Q&A no. 6 has been revised accordingly. Please see the sections entitled “Questions and Answers About the Proposals” and “Item 2: Approval of the 2007 Equity Incentive Plan of the Combined Company; Vote Required.”

The Company has also clarified that the vote required to adopt the merger proposal is by the majority vote of holders of the shares of common stock issued in Oakmont’s initial public offering present or represented at the meeting. Please see page      of the proxy statement. Please see the sections entitled “Questions and Answers About the Proposals” and “Item 1: The Merger Proposal; Vote Required.”

16.	Please clarify in Q&A no. 19 the effect of broker non-votes for each proposal. Similarly revise the relevant disclosure appearing throughout the document, such as on page 24.

Response: Under Delaware law, broker non-votes will be counted for the purpose of determining whether a quorum is present at the meeting. However, broker non-votes will not be counted as votes cast for any of the proposals. Therefore, unlike abstentions, broker non-votes do not have the effect of voting against the proposals. The Company has made revisions to the proxy statement to reflect this. Please see the sections entitled “Questions and Answers About the Proposals” and “Persons Making the Solicitation, Meeting, Voting Rights and Requirements—Terms of the Proxy.”

Securities and Exchange Commission

May 2, 2007

Summary, page 7

17.	Please revise your summary so that it is presented in the form of a summary term sheet as required by Item 1001 of Regulation M-A. In doing so, ensure that you provide a summary of the material conditions to the closing of the merger as well the material interests that the members of Oakmont’s board of directors have in the merger.

Response: The Company has added disclosure to address this comment. Please see the section entitled “Summary—The Merger Proposal.”

The Merger Proposal, page 8

The Parties, page 8

18.	Revise the last sentence of the paragraph describing Brooke Credit to clarify that the majority of its loans are extended to franchisees of your affiliate, Brooke Franchise.

Response: The Company has revised the indicated disclosure to address this comment. Please see the section entitled “Summary—The Merger Proposal; The Parties.”

Business Rational for Merging with Brooke Credit Corporation, page 8

19.	In connection with the use of collateral preservation services and assistance with loss mitigation of distressed franchise loans, please include disclosure on page eight with respect to the number of loans for which Brooke has used such services and assistance, both in absolute and relative terms.

Response: The Company has substantially revised the disclosure under “Business Rational for Merging with Brooke Credit Corporation” to more fully comply with the summary term sheet requirements per comment no. 17, and believes this comment no longer applies to the revised disclosure. Nevertheless, the Company has revised the similar disclosure in the section entitled “Information about Brooke Credit – Competitive Strengths.”

20.	We note the following disclosure on page nine and related disclosure on page 67: “Brooke Credit pioneered the first securitization of insurance agency loans in April 2003, which has resulted in six securitizations to-date with over $187.7 million in rated and un-rated asset-backed securities being issued.

Please advise us whether registration statements were filed for such offerings and, if so, the respective file numbers. Also advise us of the nature of Brooke Capital’s role in these transactions and whether its activities fell within the definition of a “broker” or “dealer” under the Exchange Act.

Response: Brooke Credit has informed Oakmont that all six issuances of Brooke Credit’s asset-backed securities were privately placed pursuant to the exemption from registration provided by Regulation D under the Securities Act. With respect to each issuance of asset-backed securities, Brooke Credit is the seller and the subservicer. Although Brooke Credit Corporation employees helped place the asset backed securities, under Rule 3a4-1 they are “Associated Persons” of the issuer and therefore are not deemed to be brokers.

Securities and Exchange Commission

May 2, 2007

The Merger, page 10

21.	Disclose the respective ownership percentages of the combined company’s outstanding common stock that the Oakmont shareholders and the Brooke Credit shareholders are expected to hold after the merger is completed, assuming both minimum and maximum approval by Oakmont shareholders. Also disclose these percentages assuming all earnout shares are issued. Similarly revise throughout the document.

Response: The Company added a new section entitled “Item 1: The Merger Proposal—The Merger Agreement; Common Stock Ownership Following the Merger” to disclose (i) the respective ownership percentages of the combined company’s outstanding common stock that the Oakmont stockholders and Brooke Credit stockholders are expected to hold, assuming minimum and maximum approval, and (ii) such percentages assuming all earnout shares are issued. A summary of the aforementioned ownership percentages was also added under the section entitled, “Selected Historical Financial Information; Comparative Unaudited Historical and Pro Forma Per Share Data.”

Risk Factors, page 15

22.	Please revise your risk factor subheadings and discussions to concisely state the specific material risk each risk factor presents to your company or investors and the consequences should that risk materialize. We note that the vast majority of your subheadings are simply statements about the company or possibility of future events. See, for example, “We may be required to repurchase loans sold with recourse or make payments on guarantees” and “We are dependent on key personnel.” You should revise your subheadings and discussions so that they adequately describe the specific risk resulting from the stated fact.

Response: The Company has revised the risk factors section to address this comment.

23.	Additionally, avoid the generic conclusion you make in many of your risk factors that the risk discussed would have an adverse impact on your business. Instead, replace this language with specific disclosure of how your business would be affected.

Response: The Company has revised the risk factors section to address this comment.

24.	Please revise the risk factor entitled “We make certain assumptions regarding the profitability of our securitizations…” to explain how a material decrease in the value of the retained interest and/or servicing asset would impact your financial statements.

Response: The Company has revised the risk factors section to address this comment.

Securities and Exchange Commission

May 2, 2007

Principal Stockholders, page 25

25.	Identify the natural person(s) who exercise voting and/or investment control over the shares held by Azimuth Opportunity, Ltd, The Baupost Group, LLC, and Fir Tree, Inc., to the extent they are not widely held.

Response: The Company has identified the natural persons who appear to exercise voting and/or investment control over the shares held by Azimuth Opportunities Ltd., The Baupost Group, LLC and Fir Tree, Inc. based on information that they have provided in Schedule 13G filings with the Commission. Please see the section entitled “Principal Stockholders.”

26.	Refer to footnote five to the beneficial ownership table. Advise us why you do not attribute beneficial ownership of the shares held by QVM Oakmont Services to Mr. Rooke as a result of his status as a current member. Also explain why you attribute only 340,000 held by QVM Oakmont Services to Mr. Skandalaris, whereas you attribute 360,000 shares held by QVM Oakmont Services to Mr. Azar.

Response: Mr. Rooke maintains a non-managing role in QVM Oakmont Services, LLC and does not have the power to vote or dispose any of the Oakmont shares held by QVM Oakmont Services, LLC. Accordingly, Mr. Rooke is not deemed a “beneficial owner” of such shares as that term is defined under Rule 13d-3 of the Securities Exchange Act of 1934.

Footnote three was amended to fix an error in the number of shares attributable to Mr. Skandalaris. The correct number of Oakmont shares attributable to Mr. Skandalaris is 360,000. Please see the section entitled “Principal Stockholders.”

Reincorporation Merger, page 27

27.	Please disclose whether you presently have any plans, proposals or arrangements to issue any of the additional authorized shares of common stock remaining after the share issuances in the reincorporation merger and the merger with Brooke Credit. If so, please disclose by including materially complete descriptions of the future acquisitions, financing transactions or otherwise. If not, please state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the additional authorized shares.

Response: Due to the revised structure of the Merger referred to in the Company’s response to Comment No. 4 above, the “Reincorporation Merger” section has been deleted so the Company believes this comment is no longer directly applicable. Nevertheless, the disclosure under the caption Comparison of the Oakmont Charter and Bylaws with the Restated Charter and Bylaws includes a statement that there are no current plans, proposals or arrangements to issue any of the additional authorized shares of common stock remaining after the share issuances to be made in connection with the Merger, other than those that will be made in connection with the surviving Company’s various warrant agreements and any awards granted under the 2007 Equity Incentive Plan.

Securities and Exchange Commission

May 2, 2007

The Merger Proposal, page 32

28.	Please add a new section, immediately following “Interest of Oakmont’s Directors and officers in the Merger,” disclosing with specificity the interests of your IPO underwriter, Morgan Joseph, in the proposed merger.

Response: The Company has added a new section entitled “Interest of Morgan Joseph in the Merger” to explain the dual role of Morgan Joseph on behalf of each of Brooke Credit and Oakmont and the remuneration to be received by Morgan Joseph in connection with the merger. References to the aforementioned section have also been added throughout the proxy statement.

The Merger, page 32

29.	We note your reference to “any other equity holders of Brooke Credit.” In this location, please affirmatively disclose the identify of all such parties, including those who will by operation of any relevant contractual terms be eligible to receive monies or shares as a result of the consummation of the proposed transaction.

Response: The Company has revised the section entitled “Item 1: The Merger Proposal—The Merger” to address this comment.

Background of the Merger, page 32

30.	We note that Oakmont began searching for new acquisition opportunities after the receipt of comments on its proxy statement relating to the proposed acquisition with One Source. Disclose when Oakmont commenced its new search and describe the nature and extent of the search. Also disclose with specificity the reasons why Oakmont decided to pursue a transaction with Brooke Capital instead of any other entity (especially with respect to those 20 acquisition and merger opportunities which Oakmont had already identified and revised information), in light of the apparent fact that Brooke Credit was introduced by Morgan Joseph only two weeks before your mandatory 18 month dissolution date. Address why the board shifted from its original focus on acquiring “a manufacturing and distribution company in the industrial sector headquartered in North America,” as stated in your IPO prospectus, and instead developed an interest in Brooke Credit. Additionally, disclose in specific detail the impact that the impending dissolution date had on the decision to pursue the Brooke Capital transaction.

Response: The Company has revised the section entitled “Item 1: The Merger Proposal—Background of the Merger” to add the disclosure specified in this comment.

31.	Discuss the reasons underlying the board’s decision to terminate the transaction with one Source.

Response: The Company has revised the “Item 1: The Merger Proposal—Background of the Merger” section to add the disclosure specified in this comment.

Securities and Exchange Commission

May 2, 2007

32.	Please provide more insight into the reasons for and negotiations behind the parties’ decisions regarding the ultimate amount and form of merger consideration and the provisions of the merger agreement providing for performance payments. Also explain how the parties determined the specific financial benchmarks and the number of additional shares payable if Brooke Capital attains them. Similarly summarize any negotiations regarding the proposed equity split of the combined company.

Response: The Company has revised the “Item 1: The Merger Proposal—Background of the Merger” section to add the disclosure specified in this comment.

33.	It appears that the $105 million payable as set forth in the letter of intent assumes a sale price of $6.00 per Oakmont share rather than the $5.57 sale price on January 17, 2007. Please revise accordingly.

Response: The Company has revised the “Item 1: The Merger Proposal—Background of the Merger” section to add the disclosure specified in this comment.

34.	Expand the eighth paragraph on page 33 to describe the “various aspects of the proposed acquisition” that were the subject of “additional discussions and negotiations” as well as the specific terms and conditions that the parties contained to negotiate. Describe the material issues negotiated during this time period, including how the parties ultimately resolved those issues.

Response: The Company has revised the “Item 1: The Merger Proposal—Background of the Merger” section to add the disclosure specified in this comment.

35.	Disclose the date on which the board approved the transaction and indicate whether this approval was unanimous.

Response: The Company has added disclosure in the “Item 1: The Merger Proposal—Background of the Merger” section to clarify that the board unanimously approved the merger on February 5, 2007.

Oakmont’s Board of Directors’ Reasons for the Approval of the Merger, page 33

36.	We note from page 33 that “Oakmont conducted a due diligence review of Brooke Credit that included an industry analysis, a description of its existing business model, a valuation analysis and financial projections in order to enable the board of directors to ascertain the reasonableness of this range of consideration.” Please revise to include a reasonably thorough description of these efforts and analyses, including all calculations performed as part of the valuation analysis. Also specify the “range” of consideration that the board evaluated.

Response: The Company has revised the section “Item 1: The Merger Proposal—Oakmont’s Board of Directors’ Reasons for the Approval of the Merger” to remove any reference to a valuation analysis (Oakmont did not perform such an analysis and the previous reference was in error) and to add the other disclosure specified in this comment.

37.	Disclose all financial projections exchanged between Brooke Capital and Oakmont, or advise us why they are not material. Also disclose the bases for and the nature of the material assumptions underlying the projections.

Response: The financial projections provided to Oakmont by Brooke Credit, including the material assumptions underlying the projections, have been added as Annex F to the proxy statement.

Securities and Exchange Commission

May 2, 2007

38.	Please expand the factors that you list as considered by the board in making its recommendation. Vague statements of topics, such as “[t]he strength of Brooke Credit’s funding network: and “[t]he terms of the merger and the additional agreements…” are not sufficient. You will need to provide a reasonable basis for the listed beliefs and explain how each factor supports or does not support the decision to approve the merger. For example, provide the basis for the belief that “Brooke Credit’s growth has been capital constrained.”

Response: The description of the factors considered by the board have been expanded in response to this comment.

39.	Please disclose what, if any, adverse factors the board considered regarding the merger. By way of example only, this might include the fact that Oakmont was fast approaching the mandatory 18 month dissolution date when it determined to explore the Brooke Credit opportunity, the potential loss of leverage in negotiating the terms of an acquisition since Brooke Credit and its affiliates knew that the company had a firm deadline for completing the acquisition, etc.

Response: The above factors considered by the board have been added in response to this comment.

40.	Please revise the last paragraph of this section to delete the assertion that the merger will provide Oakmont stockholders with “a resulting increase in stockholder value.” See the Instruction to Rule 14a-9, which proscribes “predictions as to specific future market values.”

Response: The Company has deleted the referenced assertion.

Satisfaction of the 80% Test, page 34

41.	Revise this section to clearly explain the basis for the board’s determination that the 80% test has been met, aside from the value you assign to the consideration to be paid in stock based upon market price on February 8, 2007. In other words, clarify how the board members used their “financial skills and background” and the “financial analysis…generally used to approve the transaction” in order to arrive at its determination that the 80% test was met. To the extent the board conducted its own financial and valuation and analyses, revise to include a reasonably thorough description of those analyses. Also quantify 80% of Oakmont’s net assets as of the most recent date practicable.

Response: The Company has revised the section “Item 1: the Merger Proposal—Satisfaction of 80% Test” to add the disclosure specified in this comment.

42.	Regarding your statement that the board determined that the consideration being paid was fair to and in the best interests of Oakmont, please address the following:

•	Clarify how you determined the value of the consideration to be $90.8 million. It appears that you utilized a per share price of $5.57 rather than $5.56 to arrive at $90.8 million.

Securities and Exchange Commission

May 2, 2007

•

Indicate whether the board evaluated the fairness of the consideration while taking into account the value of the 1.2 million shares to be issued on connection with the assumption of warrants. Disclose the dollar value of these shares.

•

Include disclosure of the value of the total maximum consideration, taking into account the value of the 1.2 million warrant shares and the 5 million earnout shares. Indicate whether the board evaluated the fairness of the consideration while considering the value of the total maximum consideration payable.

Response: The Company has revised the “Item 1: the Merger Proposal—Satisfaction of 80% Test” section in response to the first bullet point of this comment. The Company has also deleted the reference to the board’s determination that the merger consideration was fair from the “Item 1: the Merger Proposal—Satisfaction of 80% Test” section because it is duplicative of the revised disclosure in the “Item 1: the Merger Proposal—Oakmont’s Board of Directors’ Reasons for the Approval of the Merger” section. Nevertheless, we revised the disclosure in the “Item 1: the Merger Proposal—Oakmont’s Board of Directors’ Reasons for the Approval of the Merger” section to address the issues raised in the second and third bullet points of this comment to clarify that the board considered all of the consideration potentially issuable to the Brooke Credit equity holders.

Anticipated Accounting Treatment, page 36

43.	Please refer to pages 83 and F-37. We understand that the Oakmont IPO warrants become exercisable at the closing of this merger. Without considering the contingently issuable shares related to the merger but considering the Oakmont IPO and the Brooke Credit outstanding warrants, it appears that the shareholders of Oakmont Acquisition Corporation will own 63.9% of the combined company. Please tell us how you considered these warrants in concluding that the shareholders of Brooke Corporation and Brooke Credit corporation have control of the combined company after the merger. Include in your response references to the appropriate accounting literature.

Response: Rule 12b-2 promulgated under the Securities Exchange Act of 1934 and Rule 404 promulgated under the Securities Act of 1933 define control as the “possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise. Accounting Research Bulletin No. 51, “Consolidated Financial Statements (ARB No. 51)” provides that the usual condition for control is ownership of a majority voting interest, and therefore, as a general rule, ownership by one company, directly or indirectly, of over fifty percent of the outstanding voting shares of another company is a condition pointing toward control. SFAS 94, “Consolidation of all Majority-Owned Subsidiaries,” which amends ARB No. 51, requires the consolidation of all majority-owned subsidiaries unless control is temporary or does not rest with the majority owner. Upon the closing of the merger, Brooke Corporation will hold more than 50% of the issued and outstanding voting stock of Brooke Credit. Although there is a significant number of warrants outstanding that can be converted into voting common shares on or after the date the merger closes, until the Oakmont warrant holders convert their warrants to common stock, they have no voting rights.

Securities and Exchange Commission

May 2, 2007

The FASB Board agreed at its meeting on April 5, 2006 that control over an entity is based on an assessment of all the present facts and circumstances and that the concept of control does not exclude situations in which control exists but it might be temporary. Specifically, the minutes of this meeting, under Matters Discussed and Decisions Reached No. 24, note that a “present ability” is required for control and that an entity with current ownership of a majority of an entity’s voting stock would have control over that entity even though another investor had a warrant to obtain a majority of such entity’s voting stock. The Board also agreed that control cannot be shared, that is, control involves one entity (not multiple entities) having control over another entity.

The Merger Agreement, page 37

General Structure of Merger, page 37

44.	We note the disclosure relating to the earnout provisions set forth in the merger agreement. Please explain how “adjusted earnings” are calculated, ensuring that you provide clear descriptions of the nature of the adjustments. Also disclose what Brooke Credit’s adjusted earnings (calculated in the same manner to be used for the earnout consideration) were for the last three years.

Response: The Company has added disclosure to explain how “adjusted earnings” are calculated and has provided disclosure which shows what Company’s adjusted earnings were for the last three years. Please see the section entitled “Item 1: The Merger Proposal—the Merger Agreement; General; Structure of the Merger.”

Conditions to Closing of the Merger, page 40

45.	We note that one of the conditions is that Mr. Skandalaris will use his reasonable best efforts to acquire up to 333,333 shares of Oakmont stock through open market purchases. In an appropriate location in the proxy statement, disclose that Mr. Lowry intends to purchase at least 100,000 shares of Oakmont in the open market, as mentioned on page seven of the Investor Presentation materials filed on Form 8-K on March 14, 2007. Also clarify the time period during which Messrs. Skandalaris and Lowry are to purchase such shares and the purpose of such purchases. In addition, please advise us how such purchases will be made in compliance with Rule 102 of Regulation M.

Response: The Company has added disclosure regarding Mr. Lowry’s intention to purchase up to 100,000 shares and the anticipated timing of Messrs. Skandalaris’ and Lowry’s purchases under the new section entitled “Item 1- The Merger Proposal - Potential Oakmont Common Stock Purchases.” Mr. Skandalaris and Mr. Lowry have not yet purchased any of the indicated shares. They intend to do so after the filing of the amended preliminary proxy statement and before the day the final proxy statement is first disseminated to Oakmont security holders. Since these purchases will occur outside the applicable restricted period under Rule 100 of Regulation M, they may be made in compliance with Rule 102 of Regulation M.

Securities and Exchange Commission

May 2, 2007

46.	Please revise to summarize the material terms of the tax allocation agreement, if finalized. Also expand the description of the shared services agreement to explain how the $2.3 million fee for 2007 was determined, particularly in light of the fact that Brooke Credit paid $1.8 million for these shared services in 2006 and 2005. Further, please provide us with copies of the shared services agreement and the tax allocation agreement to facilitate our review.

Response: The tax allocation agreement to be entered into between Brooke Corp. and Brooke Credit has not been entered into as of the date of this response. A summary of that agreement will be included in the preliminary proxy statement, and a copy will be supplementally provided to the staff at the SEC, after it has been entered into.

The description of the shared services agreement in the section entitled “Item 1: The Merger Proposal – Shared Services Agreement” describing the reasons for the increase in the 2007 fee has been revised. A copy of the shared services agreement is attached as Annex G to this letter.

Termination, page 41

47.	Your disclosure here suggests that various material conditions to the merger, other than the 20% conversion condition, may be waived by either Oakmont or Brooke. Disclosure whether it is the intent of Oakmont’s board to resolicit shareholder approval of the merger if either party waives a material condition. We believe that resolicitation is generally required when companies waive material conditions to a merger and such changes in the terms of the merger render the disclosure that you previously provided to shareholders materially misleading.

Response: The Company has added disclosure to clarify that to the extent a waiver by either Brooke Corp. or Oakmont results in a wavier of a material term of the Merger Agreement, or any material terms of the Merger Agreement change as a result of a waiver, Oakmont’s board of directors will resolicit shareholder approval for the merger. Please see the section entitled “Item 1: the Merger Proposal—The Merger Agreement; General; Structure of the Merger; Termination.”

Information About Brooke Credit, page 49

48.	Please include the website address of Brooke Credit.

Response: The Company has added disclosure to identify the website address of Brooke Credit. Please see the section entitled “Information about Brooke Credit; History.”

Lending Programs, page 49

49.	For each one of the categories discussed please explain why such small “main street businesses” would need loans in order to operate. In light of Brooke Corporation’s proposed ownership interest in the combined company and the relative proportion of revenues generated by loans to Brooke Franchisees, discuss the terms of all types of agreements with these categories of customers in which any entity related to Brooke Corporation has a financial interest.

Response: Disclosure has been added to the description of Retail Insurance agents and agencies that are franchisees of Brooke Franchise to clarify that Brooke Credit’s loans are needed to finance acquisitions of other agencies. The description of the other lending programs already identify that the primary need for loans is to finance acquisitions. Disclosure has also been added regarding the various agreements in place between Brooke franchisees and the various Brooke affiliates.

Securities and Exchange Commission

May 2, 2007

Sourcing, page 50 and

Collateral Preservation Services, page 50

50.	We note the disclosure regarding the generation of referrals from Brooke Credit’s proprietary loan sourcing network and the provision of collateral preservation and loss mitigation services by participants in Brooke Credit’s sourcing network. Please revise to include substantial detail regarding this aspect of Brooke’s business, including the payment structure of these transactions, and provide examples as necessary. Disclose the amount and percentage of revenues to date that are attributed to this aspect of your business. Also clarify in detail your use of the following terms found throughout your proxy statement, all relating to Brooke’s business model: “proprietary loan sourcing network,” “proprietary collateral preservation platform,” “proprietary nationwide network of over 150 banks,” and “funding sources and proprietary funding network.”

Response: The Company has revised the proxy statement in response to these comments. Please see the section entitled “Information about Brooke Credit—Collateral Preservation Services.”

Brooke Credit’s Management’s Discussion and Analysis, page 54

51.	The Commission’s Interpretive Release No. 33-8350, “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations,” located on our website at http://www.sec.gov/rules/interp/33-8350.htm, suggests that companies identify and disclose known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance.

Please consider expanding your discussion of any known trends or uncertainties that could materially affect Brooke Credit’s results of operations in the future, including any trends management considers meaningful for investors in understanding the combined company’s prospects after the merger. For example, address the reasons why Brooke Credit’s net earnings grew by only an increase of 15% in FY2006 (a significant reduction from the comparable figure for FY 2005) while its loan portfolio grew 74% and revenues grew by 46% during the same period, and whether you expect this trend to continue. As another example, address what changes you expect as a result of becoming a public company. In this regard, we note your disclosure under the risk factor “Efforts to comply with the Sarbanes-Oxley Act will involve significant expenditures…” beginning on page 20.

Response: The Company has revised the proxy statement in response to these comments. Please see the section entitled “Brooke Credit’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Securities and Exchange Commission

May 2, 2007

Results of Operations, page 55

52.	It appears to us that the basic and diluted net income per share should be $1.25 per page F-4. Please revise or advise.

Response: The Company has revised the basic and diluted income per share to be $1.25. Please see the section entitled “Brooke Credit’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations.”

Liquidity and Capital Resources, page 66

Loan Participations, page 67

53.	Please disclose what the “excess concentration restrictions” are that prohibit you from selling these loans to your warehouse entities.

Response: The Company has revised the proxy statement to clarify what the excess concentration restrictions are. Please see the section entitled “Brooke Credit’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Bank Debt, page 67

54.	Please define “subordinate securities.” Also, discuss the reasons for investing in these securities and discuss any risks associated with them.

Response: The Company has revised the proxy statement to define the subordinate securities and to discuss the reasons for investing in them and the risks associated with them. Please see the section entitled “Brooke Credit’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources; Bank Debt.”

Bank Lines of Credit, page 67

55.	Please tell us how the funding of over-collateralization is presented in your Statements of Cash Flows and the basis for the presentation.

Response: The funding of the over-collateralization is presented in the Statements of Cash Flows. For example, when notes receivable are removed from an on balance sheet warehouse facility and are funded through the issuance of asset-backed securities or other off balance sheet funding vehicle, a decrease is reflected in Accounts and notes receivable equal to the principal balance and accrued interest of the notes sold to the special purpose entity or other third party, a decrease is reflected in Other liabilities in an amount equal to the purchase price paid to the on balance sheet warehouse provider. The over-collateralization is depicted as a Cash payment for securities.

56.	Please provide the disclosures under paragraph 17(a)(2) of SFAS 140 in a note to your financial statements or tell us why the disclosures are not required.

Response: The Company has added disclosure to the financial statements in the proxy statement to address this comment. Please see Brooke Credit’s “Notes to Consolidated Financial Statements – Footnote 3, Bank Loans and Other Long-Term Obligations.”

Securities and Exchange Commission

May 2, 2007

57.	Refer to the first paragraph on page 68. Disclose, if true, that your existing cash, cash equivalents and funds generated from operating, investing and financing activities will be sufficient to satisfy your financial needs for the next twelve months. Also revise to indicate whether management’s belief that the company will have sufficient funds to satisfy its financial needs also assumes the closing of the merger with Oakmont and the resulting increase in equity capital.

Response: The Company has revised the proxy statement in response to this comment. Please see the section entitled “Brooke Credit’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources; Bank Lines of Credit.”

Capital Commitments, page 68

58.	Please disclose, if true, that you are in compliance with all your debt covenants as of each balance sheet date.

Response: Brooke Credit is in compliance with all material debt covenants. Please see the section entitled “Brooke Credit’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Commitments.”

59.	Please describe briefly the events that constitute events of default under the notes placed in November 2006, the company’s bank loans and other long-term obligations and disclose the consequences of default. Also clarify whether the restrictions contained in these agreements will be triggered by the merger with Oakmont.

Response: The Company has revised the proxy statement to address this comment. Please see the section entitled “Brooke Credit’s Management’s Discussion and Analysis of Financial Condition – Capital Commitments.”

Executive Compensation, page 84

60.	Please revise to include the executive compensation disclosure required by Item 402 of Regulation S-K since Oakmont is seeking approval of the 2007 equity incentive plan. See Item 8(b) to Schedule 14A.

Response: The Company has added disclosure under the section entitled, “Certain Information Regarding Oakmont, its Common Stock and Other Securities” to address Oakmont’s executive compensation.

Description of Oakmont Common Stock and Other Securities, page 87

61.	Revise the fourth paragraph under “Common Stock” to disclose whether or not there will be any deductions from the trust account prior to or in connection with a dissolution and distribution, and if so, specify the types and, if possible, the amounts involved.

Response: The indicated paragraph has been revised to add the specified disclosure. Please see the section entitled “Description of Oakmont Common Stock and Other Securities—Common Stock.”

Securities and Exchange Commission

May 2, 2007

Brooke Credit Corporation Financial Statements

Consolidated Statements of Operations, page F-4

62.	Please disclose the weighted-average shares used to calculate your net income per share.

Response: Please see the weighted-average shares disclosure found in Brooke Credit’s Audited Financial Statements under the section entitled “Notes to Consolidated Financial Statements—Footnote 1(q)”.

Consolidated Statements of Cash Flows, page F-6

63.	Please provide a separate non-cash charge caption for all impairment losses, including an impairment loss attributable to your securitized pools of loans (i.e., the $329,000 impairment included in other income).

Response: The Company has added disclosure to financial statements in the proxy statement to address this comment. Please see “Brooke Credit’s Consolidated Statements of Cash Flows.”

1. Summary of Significant Accounting Policies, page F-7

(a). Organization, page F-7

64.	Please tell us your basis for consolidating Brooke Credit Funding LLC and Brooke Warehouse Funding LLC, which you referred to as bankruptcy-remote special purpose entities. Please tell us why you do not consider them to be qualifying special purpose entities. It is unclear to us why you refer to the purchase of your loans by these consolidated entities as a “true sale.” Please provide us your definition of a true sale and how your accounting complies with SFAS 140.

Response: Brooke Credit’s management has reached the reasonable conclusion that Brooke Credit Funding LLC and Brooke Warehouse Funding LLC are bankruptcy remote based upon its factual analysis and supporting substantive non-consolidation opinions that Brooke Credit Funding LLC and Brooke Warehouse Funding LLC will be treated as separate and distinct entities, and that a bankruptcy court (in the unlikely event it were called upon to decide) would not consolidate their assets with another Brooke entity. Furthermore, the limited liability company agreements and the indentures for the transaction documents to which these special purpose entities (SPEs) are a party specifically require that separate corporate existence of each of these SPEs be maintained and outline a number of specific steps that the SPEs must take (or not take) as the case may be to help maintain corporate separateness. In addition, Brooke Credit’s management reached the reasonable conclusion based upon its analysis of the facts and supporting true sale legal opinions that the transactions during 2006 between Brooke Credit and these SPEs were true sales. For example, the transaction document between Brooke Credit and Brooke Credit Funding LLC specifically provides that Brooke Credit and Brooke Credit Funding LLC will treat Brooke Credit Funding LLC’s purchase of assets as a sale on all relevant books, records, tax returns, financial statements, and other applicable documents. However, the agreement further provides that nothing shall prevent Brooke Credit Funding LLC from being included in the consolidated financial statements of Brooke Credit.

Securities and Exchange Commission

May 2, 2007

Despite the above conclusions, Brooke Credit’s management believes that neither Brooke Warehouse Funding LLC nor Brooke Credit Funding LLC was a Qualifying Special Purpose Entity (QSPE) during 2006. SFAS 140, paragraph 35, notes that, among other characteristics, a QSPE must be demonstrably distinct from the transferor. SFAS 140 paragraph 36 provides that a QSPE is demonstrably distinct for the purposes of SFAS 140 only if it cannot be unilaterally dissolved by any transferor, its affiliates, or its agents. An ability to unilaterally dissolve an SPE can take many forms, including the right to call all the assets transferred to the SPE or a right to call or a prepayment privilege on the beneficial interests held by other parties. Under the transaction documents governing these two SPEs during 2006, Brooke Credit’s management concluded that these two SPEs were not demonstrably distinct. For example, the agreements executed by Brooke Credit Funding LLC and Brooke Warehouse Funding LLC allow them to unilaterally obtain a release of collateral to sell loans on a whole loan basis.

Please note that in March 2007, Brooke Credit initiated a $150,000,000 facility to sell, on a revolving basis, a pool of its loans, while retaining residuals assets such as interest-only strip receivables and a subordinated over-collateralization interest in the receivables. The eligible receivables were sold to Brooke Warehouse Funding, LLC without legal recourse to Brooke Credit. Brooke Warehouse Funding, LLC then entered into a participation agreement with Brooke Acceptance Company 2007-1, LLC to sell an undivided senior participation interest in all of the assets of Brooke Warehouse Funding, LLC. Brooke Acceptance Company 2007-1, LLC entered into an amended and restated receivables financing agreement with Fifth Third Bank which extended a credit facility to Brooke Acceptance Company 2007-1 LLC to provide funds to acquire such participation interests with a facility line of credit of $150,000,000. The facility qualifies for sale treatment under SFAS 140. Accordingly, accounts receivable balances were removed from the consolidated balance sheet at March 31, 2007, with those funds being used to reduce outstanding debt on the Fifth Third line of credit that was previously utilized.

This transaction and its impact on Brooke Credit’s financial statements will be appropriately reflected in the first quarter 2007 financial information that the Company expects to include in a future amendment to the preliminary proxy statement.

(f). Allowance for Doubtful Accounts, page F-8

65.	Please refer to your disclosure herein of our credit loss exposing to, among others, “off-balance sheet loans sold with recourse” and the related risks as addressed on page 70. It is unclear to us if you surrendered control over the loans that you sold with recourse. Please advise. Refer to paragraph 9(c) of SFAS 140.

Response: As of December 31, 2006 and December 31, 2005, respectively, Brooke Credit had an approximate total of $2,247,000 and $3,807,000 in off-balance sheet loans sold with recourse. The Company has increased “Notes & interest receivable, net” and “Payable under participation agreements” in Brooke Credit’s Consolidated Balance Sheets by such amounts. In addition, corresponding changes have been made throughout the proxy.

Securities and Exchange Commission

May 2, 2007

(l). Warrant Obligation, page F-11

66.	We note that you referred to a third party valuation expert to determine the fair value of your warrants. While you are not required to make reference to a third party valuation expert, when you do you should disclose the name of the expert. If you decide to delete your reference to the expert, please revise the disclosures to explain the theoretical models and assumptions used by you to determine the valuation. We also note your reference to the expert on page F-27.

Response: The Company has added disclosure to the proxy statement to address this comment. Please see the section entitled “Brooke Credit’s Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies; Warrants.” See also Brooke Credit’s Audited Financial Statements under the section entitled “Notes to Consolidated Financial Statements—Footnote 1(l), Warrant obligation and Footnote 11, Significant Event.”

(n). Loan origination fees, page F-11

67.	Please disclose how you account for loan origination fees in excess of the loan origination expenses and loan origination expenses in excess of the loan origination fees.

Response: Currently, loan origination fees charged to Brooke Credit’s borrowers are entirely offset against loan origination expenses incurred during the underwriting and placement of loans and are, therefore, not recorded by Brooke Credit as revenues. However, since it is Brooke Credit’s practice to sell its loans soon after origination, in the future if loan origination fees exceed direct loan origination expenses, the excess will be reported as income. Please see the section entitled “Brooke Credit’s Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies; Loan origination fees.” See also, the Brooke Credit Audited Financial Statements under the section entitled “Notes to Consolidated Financial Statements - Footnote 1(n).”

(p). Income Taxes, page F-12

68.	We note that “the company did not record deferred taxes on those items with temporary differences between financial reporting amounts and the tax basis. Rather, the Parent Company recognized the resulting deferred tax liabilities.” Please tell us why this complies with paragraph 40 of SFAS 109 and SAB Topic. 1.B.1.

Response: Pursuant to a tax allocation agreement, in 2005 and 2004, Brooke Credit paid tax amounts to Brooke Corporation based upon pretax income including those amounts that are deferrable for tax purposes. That agreement was revised during 2006 and the amounts that are deferred for tax purposes are no longer paid to Brooke Corporation but are instead deferred on Brooke Credit’s balance sheet as deferred income tax payables. Brooke Credit recorded amounts due to taxing authorities in future years for those amounts previously paid to Brooke Corporation; a corresponding receivable from Brooke Corporation is recorded. As noted in the management discussion and analysis, as a result, a significant deferred tax liability was recorded during 2006 for these amounts. Please see the section entitled “Brooke Credit’s Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operation; Income Taxes.”

Securities and Exchange Commission

May 2, 2007

2. Notes and Interest Receivable, Net, page F-16

69.	Per your sensitivity analyses on pages F-17 and F-18, you would have recognized an impairment of $501,000 or $981,000 assuming your prepayment rates increased 10% of 20%, respectively. Please tell us how you determined the impairment loss of $329,000, considering that your 2006 actual prepayment rate on your loan portfolio was 15.6%. This rate is a 56% increase from your assumed prepayment rates of 8% and 10%. Also, tell us and disclose why your assumed prepayment rates continue to be appropriate considering the 2006 actual prepayment rate on your loan portfolio.

Response: The prepayment assumption of 8% to 10% determined by Brooke Credit’s management is an average rate over the life of our portfolio. Brooke Credit’s management believes that during the remaining term of this portfolio, several cycles are likely to occur which could increase or decrease actual prepayment rates; however, Brooke Credit’s management continues to believe the average rate assumption used by Brooke Credit’s management is appropriate. Please see Brooke Credit’s Audited Financial Statements under the section entitled “Notes to Consolidated Financial Statements—Footnote 2, Notes and Interest Receivable, Net.”

Annex A – Agreement and Plan Merger

70.	Please provide us with a list briefly identifying the contents of all omitted schedules, including the Disclosure Schedule, or similar supplements to the merger agreement.

Response: Please see the list of contents of all schedules to the merger agreement, attached as Annex H to this letter.

Form of Proxy Card

71.	Revise the proxy card to briefly indicate which proposals are conditioned on the approval of others. See Rule 14a-4(a).

Response: The Company has revised the disclosure in the proxy card to address this comment.

72.	Disclose whether Oakmont may adjourn or postpone the meeting for the purpose of soliciting additional proxies.

In this regard, please note the staff’s view that a postponement or adjournment to permit further solicitation of proxies does not constitute a matter “incident to the conduct of the meetings,” as described in Rule 14a-4(c)(7). Accordingly, we consider the use of discretionary voting authority to postpone or adjourn the meeting to solicit additional proxies to be a substantive proposal for which proxies must be independently solicited. If you wish to obtain authority to adjourn the meeting to solicit additional proxies for the merger, please provide another voting box on the proxy card so that shareholders may decide whether to grant a proxy to vote in favor of postponement or adjournment specifically for this purpose.

Response: We note and are aware of the staff’s view on stockholder votes to adjourn a meeting and the application of Rule 14a-4(c)(7). Oakmont will not use discretionary voting authority to postpone or adjourn the meeting to solicit additional proxies. Nevertheless, Oakmont’s by-laws permit any meeting of its stockholders to be adjourned for such periods as any presiding officer at the meeting shall direct without a stockholder vote and therefore without exercising discretionary voting authority.

Securities and Exchange Commission

May 2, 2007

Form 8-K filed March 14, 2007

73.	We note your reference to the safe harbor for forward-looking statements “within the meaning of the Private Securities Litigation Reform Act of 1995” on page two of the Investor Presentation materials. As a blank check company, the safe harbor provisions do not apply to you. See Section 21E(b)(1)(B) of the Securities Exchange Act. In future soliciting materials, please refrain from referring to the safe harbor or make clear that the safe harbor does not apply to you. We also note that you refer to the safe harbor contained in your periodic reports that discuss forward-looking statements and ask that you avoid doing so in your future filings.

Response: Oakmont acknowledges the comment and will not include any reference to the safe harbor provided for under the Private Securities Litigation Reform Act of 1995 in connection with any offering of securities while it remains a blank check company.

Nevertheless, Oakmont may utilize a forward-looking statement disclaimer in connection with its soliciting materials in order to obtain maximum protection under and ensure the applicability of the “bespeaks caution” doctrine and any other judicial doctrine that may apply. In such instances, Oakmont will make clear that the safe harbor does not apply to Oakmont.

Finally, Oakmont notes that the exclusion of Section 21E(b)(1)(B) of the Securities Exchange Act only applies to forward looking statements made in connection with an offering of securities by the blank check company. Oakmont does not believe its periodic reports are “made in connection with an offering of securities” and therefore believes Section 21E of the Securities Exchange Act, and the safe harbor provided therein, applies to forward looking statements that may be made in such filings. In taking this position, Oakmont notes that Oakmont is not incorporating any of its periodic reports into the proxy statement.

74.	We note the assertion contained on page one of the Investor Presentation materials that Morgan Joseph is assisting Oakmont in holding stockholder presentations “without charge.” In future soliciting materials, please ensure to balance such statements with disclosure relating to Morgan Joseph’s financial interest in the transaction, as commented upon above.

Response: Oakmont acknowledges the comment and will ensure disclosure of Morgan Joseph’s financial interest in the transaction is included in any future soliciting material.

75.	We note the statements on page seven of the Investor Presentation materials that BCC is “already on path for Sarbanes-Oxley compliance.” Provide the basis for such statements in future soliciting materials.

Response: Oakmont acknowledges the comment and will include the basis for this statement in any future soliciting material.

Securities and Exchange Commission

May 2, 2007

Very truly yours,

Thomas E. Hartman

TEH:sdb

cc:	Robert J. Skandalaris

Michael Azar

ANNEX A

For Immediate Release

OAKMONT ACQUISITION CORP. SIGNS LETTER OF INTENT TO ACQUIRE

SPECIALTY FINANCE COMPANY

BLOOMFIELD HILLS, MI – January 17, 2007– Oakmont Acquisition Corp. (“Oakmont” or the “Company”) (OTC Bulletin Board: OMAC.OB) announced today that it has entered into a letter of intent to acquire all of the stock of a specialty finance company, a subsidiary of a publicly traded company, that lends primarily to small businesses.

Pursuant to the terms of the letter of intent, Oakmont will acquire all of the stock of the selling shareholder (the “Seller”) for approximately $105 million, plus up to an additional $30 million should the acquired entity achieve certain financial goals over the next two years. The consideration received by Seller will be paid through issuance of approximately 17.5 million shares of Oakmont common stock at closing, an additional 4 million shares should the acquired business achieve net income (based upon a pre-acquisition financial structure) of $15.0 million in 2007 and an additional 1.0 million shares should the acquired business achieve net income of $19.0 million from the same computation in 2008. In addition, Robert Skandalaris, Oakmont’s Chief Executive Officer has agreed to acquire additional shares of Oakmont with a value of up to $2.0 million, through open market purchases prior to the closing of the transaction. Oakmont management and the Seller have further agreed to lock up certain of their shares for two years following the closing of the transaction.

The letter of intent is subject to the negotiation of a definitive acquisition agreement, Oakmont’s satisfactory completion of due diligence with respect to the acquired business and other conditions typically seen in letters of intent related to the acquisition of a business. Oakmont anticipates that a definitive agreement will be signed on or before February 5, 2007 and that the transaction will close on or before May 31, 2007.

Oakmont has terminated its previously announced transaction with One Source Equipment Rental, LLC, et al, due to certain technical issues related to an audit scope qualification contained in the audit report issued in connection with One Source’s 2003, 2004 and 2005 financial statements. Robert J. Skandalaris, Oakmont’s Chairman and Chief Executive Officer commenting on the termination, stated “Although we had high expectations for the OSE transaction, we could not overcome certain unexpected technical issues that make the closing of the transaction impractical.” Mr. Skandalaris further commented, “Throughout this process, we have reviewed other opportunities and continued to consider ways to maximize the opportunity available to our shareholders. We believe that the financial services business we propose to acquire will achieve that goal, and will provide a superior opportunity to our shareholders, without the technical difficulties previously encountered.”

A-1

Stockholders of Oakmont are urged to read the definitive agreement and proxy statement when it becomes available as it will contain important information regarding the transaction. Copies of the proxy statement and other relevant documents filed by Oakmont, which will contain information about Oakmont and the acquired business, will be available when filed without charge at the U.S. Securities and Exchange Commission’s Internet site (http.//www.sec.gov).

Oakmont and its directors and executive officers may be deemed to be participants in the solicitation of proxies for the special meeting of Oakmont stockholders to be held to approve the acquisition. Stockholders of Oakmont are advised to read, when available, Oakmont’s preliminary proxy statement and definitive proxy statement in connection with Oakmont’s solicitation of proxies for the special meeting because these statements will contain important information. The definitive proxy statement will be mailed to stockholders as of a record date to be established for voting on the acquisition. Stockholders will also be able to obtain a copy of the definitive proxy statement, without charge, by directing a request to: Oakmont Acquisition Corp., 33 Bloomfield Hills Parkway, Suite 240. Bloomfield Hills, MI 48304. The preliminary proxy statement and definitive proxy statement, once available, can also be obtained, without charge, at the Securities and Exchange Commission’s internet site (http://www.sec.gov).

SAFE HARBOR STATEMENT

Certain statements made by Oakmont Acquisition Corp. in this presentation and other periodic oral and written statements, including filings with the Securities and Exchange Commission, are “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this document, the words “anticipates,” “,may,” “can,” “believes,” “expects,” “projects,” “intends,” and similar expressions and any other statements that are not historical facts, in each case as they relate to Oakmont and the acquired business, the management of either such company or the transaction are intended to identify those assertions as forward-looking statements. The forward-looking statements are made on the basis of management’s assumptions and estimations and are subject to numerous risks and uncertainties. As a result, there can be no guarantee or assurance that these assumptions and expectations will in fact occur. There are various factors that could cause actual results to differ materially from those in any such forward-looking statements. Some, but not all of the risks, include our ability to successfully integrate the acquired business; the risk that we may not realize the expected benefits of the acquired business, satisfaction of closing conditions to the transaction, and industry conditions, including competition, as well as other factors, uncertainties, challenges, and risks detailed in Oakmont Acquisition Corp.’s public filings with the Securities and Exchange Commission. Oakmont Acquisition Corp. does not intend or undertake any obligation to update any forward-looking statements.

For Additional Information Contact:

Michael Azar

Oakmont Acquisition, Corp.

248.220.2001

A-2

ANNEX B

January 17, 2007

Mr. Robert Orr

Chairman and CEO

Brooke Corporation

10950 Grandview Drive

Suite 600

Overland Park, KS 66210

Re:	Acquisition of Brooke Credit Corporation

Dear Mr. Orr:

We are pleased to submit this letter as a proposal by which Oakmont Acquisition, Corp., a Delaware corporation, (“OAC”) will acquire from Brooke Corporation (“BCorp”) and all persons holding an interest convertible into stock of BCC (collectively “Seller”) all of the stock of Brooke Credit Corporation, a Kansas company (“BCC”), (the “BCC Acquisition”).

The principal terms of the BCC Acquisition would be as follows:

1.	Purchase Price. The Purchase Price for BCC (assuming a value of [$6.00] per OAC share) shall be approximately One Hundred Thirty-four Million Seven Hundred Thirty-one Thousand Dollars ($134,731,000) (the “Purchase Price”).

2.	Assets to be Acquired (“Acquired Assets”). OAC shall acquire all BCC’s issued and outstanding stock and any warrants or options convertible into BCC shares, free of all liens and encumbrances. The transaction will be structured as a tax free reorganization.

3.	Purchase Price Payment. The consideration to be paid to Seller for the BCC Acquisition shall be paid as follows:

a.	Seventeen Million Four Hundred Fifty-five Thousand Ninety (17,455,090) newly issued shares of OAC’s stock at Closing (the Closing Shares”)(assuming full conversion of all warrants, options and other rights of equity in BCC); plus
b.	Delivery of Five Million (5,000,000) newly issued shares of OAC stock to an escrow agent to be released to BCorp upon BCC achieving certain financial goals (the “Earnout Shares”)(the Closing Shares and the Earnout Shares shall be referred to as the “Acquired Shares”). The Earnout Shares shall be released (deemed effective January 1 of such year subject to applicable law) if BCC achieves the following financial results for the 2007 and 2008 calendar years:

Mr. Robert Orr

January 17, 2007

Page -2-

i.	The following additional shares shall be released to BCorp upon BCC achieving 2007 adjusted earnings as follows:

Adjusted Earnings	Number of Shares
$15 Million	4 million shares

ii.	The following additional shares shall be released to BCorp upon BCC achieving 2008 Adjusted Earnings as follows:

Adjusted Earnings	Number of Shares
$19 Million	1 million shares

c.	For the purposes of 3(b), Adjusted Earnings shall be audited net income: plus all amortization for intangibles resulting from this transaction; plus any negative impact to earnings associated with the transaction including deal related costs arising out of accounting treatment for warrants, put/call rights, options or other employee equity incentive plans; less, interest income from the cash balance on Oakmont’s balance sheet at the closing calculated at an annual interest rate of 5%.

4.	Definitive Agreement.

a.	Assuming that OAC continues to be satisfied with the progress of its due diligence investigation, beginning after the date of this letter of intent, the parties will use their best efforts to negotiate and enter into a definitive agreement for the BCC Acquisition (the “Definitive Agreement”) on or before February 5, 2007 containing substantially the terms and conditions of this letter of intent and the normal and customary representations, warranties, indemnities and other terms and conditions as are customary in agreements relating to such a transaction. The Definitive Agreement shall be subject, in all respects, to the approval of all parties thereto. The parties will use their best efforts to file the proxy statement on or before February 26, 2007. The parties will use their best efforts to complete the BCC Acquisition by May 31, 2007 (the “Closing”).

b.	Without limiting the generality of the foregoing, the Definitive Agreement shall include:

i.	A provision indemnifying OAC against any damages suffered or expenses incurred by it (in excess of a mutually agreed “basket” and subject to a $2 million cap) as a result of any undisclosed liabilities, misrepresentations and breaches of warranties, covenants or agreements by BCorp in the Definitive Agreement;

Mr. Robert Orr

January 17, 2007

Page -3-

ii.	A provision indemnifying BCorp and BCC against any damages suffered or expenses incurred by it (in excess of a mutually agreed “basket” and subject to a $2 million cap) as a result of any undisclosed liabilities, misrepresentations and breaches of warranties, covenants or agreements by OAC in the Definitive Agreement;

iii.	A provision prohibiting KrisLee & Associates, LLC, Robert J. Skandalaris (“RJS”) and Michael C. Azar (“MCA”) from selling any shares of OAC currently held directly by them on or before the second anniversary of the Closing (the “OAC Lockup”). Provided, however, that the OAC Lockup shall not apply to and shall specifically exclude:

a.	The Supplemental Shares identified in paragraph 5(e) hereof;

b.	Any OAC Warrants held by RJS and/or MCA;

c.	Any shares held by OAC’s current Board of Directors except for RJS and MCA;

d.	Any shares of OAC beneficially controlled by RJS and MCA in QVM Oakmont Services, LLC;

e.	Any shares of OAC acquired by RJS and/or MCA through exercise of their warrants;

f.	Any shares of OAC acquired by RJS and/or MCA through open market purchases following the Closing.

iv.	A provision prohibiting BCorp from selling any the Acquired Shares on or before the second anniversary of the Closing (the “Seller Lockup”);

v.	The Definitive Agreement will contain a covenant that, effective upon the Closing, all members of OAC’s then-current board, other than RJS, shall have resigned from the board and six directors shall have been appointed by RJS as the sole remaining director. Of the six appointed directors, BCorp will nominate five: three will be independent directors; one inside director will be designated Chairman; and, if other than Mick Lowry, Anita Larson, Barb Davison, Lindsay Olsen, or Keith Bouchey, each will be subject to RJS’ approval (not to be unreasonably withheld). RJS will nominate one, who will be subject to BCorp’s approval (not to be unreasonably withheld). BCorp will agree to vote RJS and his nominee’s election whenever the question may arise so long as the OAC Lockup shall be effective. The BCC board shall be configured in a manner identical to the OAC board. All committee appointments shall be subject to the approval of the majority of the board of directors.

Mr. Robert Orr

January 17, 2007

Page -4-

vi.	The Definitive Agreement will not provide for any changes to the Certificate of Incorporation of OAC that would provide for cumulative voting rights, classification of directors, diminution of the rights of any controlling shareholder, or extraordinary treatment of minority shareholders or managements. The Definitive Agreement will provide for the operating entity to conduct business under the name of Brooke Credit Corporation and shall designate the principal office as Overland Park, Kansas.

vii.	At Closing, BCorp will agree to provide BCC, for as long as is reasonably required, all reasonable administrative and transition services as BCC and OAC needs or that are desirable in order to manage BCC efficiently while separating BCC from Seller and to continue the operations of BCC as currently operated and as proposed to be operated. OAC acknowledges that the 2007 administrative services agreement provides for an annual fee of $2,250,000 and that BCC’s projections provide for a 2008 administrative services fee of $2,812,500. Such administrative and transition services shall be provided on terms and conditions that are commercially reasonable and will not be terminated or non-renewed unless BCorp and BCC mutually agree.

viii.	A provision requiring RJS to use his best efforts to acquire up to Three Hundred Thirty Three Thousand (333,000) shares of OAC’s stock through open market purchases prior to Closing (the “Supplemental Shares”);

ix.	Covenants that management of BCC and OAC shall actively participate in all reasonable requests with OAC’s shareholder approval process, including selected management presentations.

x.	A provision that after the closing date OAC will cause the registration of BCorp’s OAC shares to be filed and become effective prior to (and be effective on) the expiration of the Seller Lockup.

Mr. Robert Orr

January 17, 2007

Page -5-

5.	Conditions to Closing. The obligation of the parties hereto to complete the BCC Acquisition will be subject to the following material conditions:

a.	Approval of the Definitive Agreement by the Board of Directors and stockholders of the OAC and the Board of Directors, stockholder of BCC and Board of Directors of BCorp;

b.	Completion of OAC’s due diligence investigation of BCC to the complete satisfaction of OAC. Completion of BCC’s due diligence investigation of OAC to the complete satisfaction of BCC.

c.	Completion of an audit of BCC’s books and records by the Company’s existing independent accounting firm for the last three fiscal years.

d.	Receipt of all consents and approvals of governmental bodies, lenders, lessors and other third parties necessary for the consummation of the BCC Acquisition.

e.	Absence of pending or threatened litigation which, in the reasonable judgment of counsel to either the OAC or BCC, could have a material adverse effect on BCC’s or the OAC’s business, financial condition, prospects, assets or operations delay or prevent consummation of the BCC Acquisition.

f.	Absence of any material adverse change in the business, financial condition, prospects, assets or operation of either BCC or OAC between the end of its most recently completed fiscal year and the Closing of the BCC Acquisition.

g.	Execution of mutually acceptable employment contracts with key BCC management, including Michael Lowry and Pamela Breuckmann, containing appropriate non-competes. The number and selection of individuals to receive employment agreements shall be mutually agreed upon by OAC and BCC.

h.	Customary legal opinion letters shall have been delivered;

6.	Conduct of Business. BCorp and BCC represent and warrant that since December 31, 2006 BCC has conducted its business in the ordinary course and will continue to operate in the ordinary course through Closing. OAC represents and warrants that since December 31, 2006 OAC has conducted its business in the ordinary course and will continue to operate in the ordinary course through Closing.

7.	Fees and Expenses. Except as set forth herein, OAC and BCorp shall each bear their own costs and expenses relating to the transactions contemplated hereby, including without limitation, fees and expenses of legal counsel, accountants, investment bankers, brokers or finders, printers, copiers, consultants or other representatives for the services used, hired or connected with the BCC Acquisition. Fees and expenses incurred by OAC shall be capped at $500,000.

Mr. Robert Orr

January 17, 2007

Page -6-

8.	Exclusive Negotiations. Until the termination of this letter, Sellers shall not, indirectly or directly, through any director, officer, agent, financial adviser or otherwise, solicit, initiate or encourage submission of proposals or offers from any person or related to any acquisition or purchase of all or a portion of the assets of, or any equity interest in BCC, and shall not participate in any negotiations regarding, or furnish to any other person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to do or seek any of the foregoing. BCorp and BCC acknowledge that OAC will be required to spend substantial time and effort in examining the business, properties, affairs, financial condition and prospects of BCC and in connection therewith will incur substantial fees and expenses. Therefore, in the event that Seller (directly or indirectly) does or causes to be done any of the things prohibited by this Section and the BCC Acquisition does not close, BCC agrees to pay to reimburse OAC’s actual expenses (including fees of attorneys and other advisors) incurred with the analysis, review, discussion, drafting and negotiation of the BCC Acquisition, up to a maximum amount of $500,000. Until the termination of this letter, OAC shall not, indirectly or directly, through any director, officer, agent, financial adviser or otherwise, solicit, initiate or encourage submission of proposals or offers from any person or related to any acquisition or purchase of all or a portion of the assets of, or any equity interest in any other company, and shall not participate in any negotiations regarding, or furnish to any other person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to do or seek any of the foregoing. OAC acknowledges that BCorp and BCC will be required to spend substantial time and effort in examining the business, properties, affairs, financial condition and prospects of OAC and in connection therewith will incur substantial fees and expenses. Therefore, in the event that OAC (directly or indirectly) does or causes to be done any of the things prohibited by this Section and the BCC Acquisition does not close, OAC agrees to pay to reimburse BCorp’s and BCC’s actual expenses (including fees of attorneys and other advisors) incurred with the analysis, review, discussion, drafting and negotiation of the BCC Acquisition, up to a maximum amount of $500,000. Similar provisions shall be set forth in the Definitive Agreement.

9.

Access to Information. Subject to the provisions of Paragraph 10 below, and a separate Confidentiality Agreement (the “Confidentiality Agreement”), BCC and BCorp represent and warrant that BCC shall provide to OAC and OAC’s

Mr. Robert Orr

January 17, 2007

Page -7-

Representatives reasonable access to all of BCC’s properties, books, records, employees and customers, and shall cause the Representatives of BCC to reasonably cooperate with OAC and its Representatives in connection with OAC’s due diligence investigation of BCC and BCC’s assets, contracts, liabilities, operations, records and other aspects of its business. Likewise, subject to the provisions of Paragraph 10 below, and a separate Confidentiality Agreement (the “Confidentiality Agreement”), OAC represents and warrants that OAC shall provide to BCC, BCorp and their Representatives reasonable access to all of OAC’s properties, books, records, employees and customers, and shall cause the Representatives of OAC to reasonably cooperate with BCC, BCorp and their Representatives in connection with BCC’s and BCorp’s due diligence investigation of OAC’s assets, contracts, liabilities, operations, records and other aspects of its business.

10.	Confidentiality. In addition to the obligations of the parties under the separate Confidentiality Agreement each of the parties hereto agrees that all information obtained by them in the course of negotiating the BCC Acquisition and conducting the due diligence investigation regarding the BCC Acquisition as described above will be used solely for the purpose of determining whether or not to consummate the BCC Acquisition. This information will be held in strictest confidence by each of the parties hereto and their agents and will be divulged only to those directors, officers, employees and agents of the parties hereto, including legal counsel, accountants and financial advisers, who have a need to know such information in strictest confidence. Each party hereto shall direct such directors, officers, employees and agents to treat such information confidentially and shall advise such persons of the confidential nature of such information. Each party hereto also agrees to promptly return to the party from whom originally received all original and duplicate copies of written materials containing such confidential information, should the transaction contemplated herein not occur.

11.	Public Announcements. Each of the parties hereto agrees that it will not, prior to the execution of a Definitive Agreement, without the prior written consent of the other party, make any public announcement of the BCC Acquisition or any of the terms and conditions set forth in this letter of intent, except for such disclosure to the public or to governmental agencies as its counsel shall deem necessary to comply with the applicable law, rule or regulation provided such public announcement (including SEC Form 8-K filings) does not reveal the identity or name of BCorp or BCC. The Definitive Agreement will provide that any public announcements after the execution of the Definitive Agreement will be subject to the review and approval of the other parties, which shall not be unreasonably withheld.

Mr. Robert Orr

January 17, 2007

Page -8-

12.	Termination. This letter shall terminate on the earlier of: the date a Definitive Agreement is signed by the parties; and February 16, 2007.

EXCEPT FOR PARAGRAPHS 4, 6, 7, 8, 9, 10 AND 11 AND THE OBLIGATION TO NEGOTIATE IN GOOD FAITH, WHICH SHALL BE BINDING UPON EACH OF THE PARTIES HERETO, THIS LETTER IS FOR DISCUSSION PURPOSES ONLY AND IS NOT INTENDED TO CREATE ANY BINDING AGREEMENT AMONG THE PARTIES OR CONSTITUTE A LEGAL OFFER OF ANY KIND. EXCEPT FOR THE OBLIGATION TO NEGOTIATE IN GOOD FAITH, NOTHING CONTAINED HEREIN SHALL BE CONSTRUED AS OBLIGATING EITHER OAC, BCorp OR BCC TO ACTUALLY ENTER INTO THE DEFINITIVE AGREEMENT DESCRIBED HEREIN, OR ANY OTHER AGREEMENT, OR TO INCUR ANY LEGALLY BINDING OBLIGATIONS OR RESPONSIBILITIES OF ANY KIND WHATSOEVER, WITH RESPECT TO EACH OTHER, OR TO THE TRANSACTION PROPOSED HEREIN. A BINDING COMMITMENT WITH RESPECT TO THE ACQUISITION BEING NEGOTIATED IN CONNECTION WITH THIS LETTER OF INTENT WILL RESULT ONLY FROM EXECUTION BY THE PARTIES OF A DEFINITIVE AGREEMENT.

[INTENTIONALLY LEFT BLANK;

SIGNATURE PAGE IMMEDIATELY FOLLOWS]

Mr. Robert Orr

January 17, 2007

Page -9-

If the foregoing correctly states your understanding of our mutual intention, please execute the enclosed copy of this letter. We hope to begin our due diligence in the near future. Hopefully, this letter will enable us to work together with management to complete a transaction.

OAKMONT ACQUISITION, CORP.

		By:	/s/ Robert J. Skandalaris
Robert J. Skandalaris

		Its:	Chief Executive Officer
Accepted and agreed to this 17th day of January, 2007.

BROOKE CORPORATION		BROOKE CREDIT COPRORATION
a Kansas Corporation		a Kansas Corporation

/s/ Anita Larson		/s/ Michael Lowry
By:	Anita Larson	By:	Michael Lowry
Its	COO	Its:	CEO

ANNEX C

A Collaborative Program of the Independent Insurance Agents & Brokers at America and Member Carriers

Contributors

IIABA and Future One would like to acknowledge the invaluable contributions of Future One

Research Task Force and TRC (formerly The Response Center) for their expertise, knowledge and continued assistance with the 2006 Agency Universe Study.

Sean Anderson Senior Research Analyst, P&C Strategic Research The Hartford	Sherri Ferguson Director, Agency & Industry Relationship Management Hanover Insurance Group	Dr. Maynard Robison Director of Insurance Research TRC

J. David Bennett Marketing Research Manager Zurich	Russ Marton Regional Director Travelers	Rick Staten Senior Sales Manager Encompass

Steve Canty Vice President, Market Research Main Street America Group	Denis O’Shea Vice President, Corporate Communications Hartford Steam Boiler	Terra Trogstad Research Specialist, Competitive Intelligence Team
MetLife Auto & Home

Kenia Collins Research Director TRC	Deanna Penn Vice President, Corporate Communications Liberty Mutual Regional Agency Markets

Introduction

On behalf of Future One, a cooperative effort of the Independent Insurance Agents & Brokers of America, Inc. (IIABA) and over 20 leading independent agency companies, we are pleased to present the 2006 Agency Universe Study Management Summary, highlighting key findings of the comprehensive 2006 Agency Universe Study.

The primary focus of the Agency Universe Study is to provide information on the size and characteristics of the independent agency system beneficial to the developing more effective marketing and business practices.

A particular focus of the 2006 study is agencies’ increasing use of formal working relationships with wholesalers, internet market access providers, networks, agency operations franchisers, and clusters and huddles to place clients’ risks and obtain needed services. In this study, we include a close look at agency technology practices as they stand in 2006.

History

The 2006 Future One Agency Universe Study is the eighth of its kind. The first studies were conducted in 1983 and 1987, from 1992 until 2000 it was repeated every four years, and since 2000, the study has been done biannually. This study is widely regarded as the most comprehensive and authoritative investigation available on the independent agency distribution force. IIABA receives hundreds of requests each year for information contained in the study and this demand continues to grow. Each report includes a wealth of information about independent agencies operating in the U.S. - their numbers, revenue base and sources, and number of employees, ownership, mix of business, diversification of products, technology uses, non-insurance income sources, and marketing methods.

When the first study was conducted in 1983, it had two goals. The first was to collect benchmark measurements on the whole universe of independent property–casualty agencies in the United States, with the idea that these measurements would be made periodically, and thus would show changes in the independent agency system. The second goal was to gauge agents’ attitudes and opinions on issues pertinent to the independent agency community. These dual purposes remain integral to the study’s goals today.

As the study evolved, one of the findings of broad, interest was the number of independent insurance agencies in the United States. During the past 20 years, these numbers have been estimated in a number of ways, including using a variety of insurance carrier listings, IIABA member listings, and use of information publicly available from a number of business data repositories, such as Dun & Bradstreet, Hoovers, and Claritas. The current methodology is dependent on Dun & Bradstreet data, because the D&B database is most comprehensive and reliable. However, being listed in the D&B database depends on having applied for commercial credit, and small agencies that have never had occasion to apply for commercial credit may not be included in the estimate. For this reason, the 2006 estimate, like those in earlier AUS studies, should be considered a conservative estimate.

Since 1983, many of the factors once considered fundamental to the daily operations of the independent agency system have undergone transformation. Carrier consolidations, as well as their ongoing focus on multiple distribution methodologies, have been issues that continue to cause agents concern. Banks have entered the agency arena making the environment more competitive. As well, direct writers and online portals have stepped up their marketing, giving consumers more choices and posing threats to agents. The growth and changes in product development and the many legislative changes over the past quarter-century have created a need for continued and ongoing education and professional development for agencies and their staffs.

History

After an initial period of skepticism in the early 1990s, agencies have embraced the need for technology and have found myriad methods to implement and manage these needs.

The methods used to conduct the study have been enhanced many times. Once conducted as a mail survey, the Agency Universe Study is now a Web-based survey, with the participants invited via e-mail. Since 1996, 7-point scales have been used in questions about attitudes and satisfaction with carriers, replacing less sensitive scales used earlier.

Overall, the study has conveyed a consistent message of positive agency evolution. Issues once considered threats have many times developed into new ways of doing business. Concerns about the contraction in the number of agencies have been assuaged with consistent growth in overall agency revenues and staff sizes. Some anxieties remain, as agents continually report concerns with carrier commitments to the channel and direct writers making inroads into their markets. As well, lack of agency staff diversity and the aging of agency owners are some of the issues that will continue to be viewed as possible deterrents to future growth.

Established in 1981, Future One is a cooperative effort of the Independent Insurance Agents & Brokers of America (IIABA) and many of the country’s leading independent agency carriers. The Future One partnership has two areas of focus–industry research and state government affairs–and has enjoyed success in both arenas for many years. Through Future One, the independent agent and broker community and its company partners tackle initiatives, projects, and problems of mutual interest and achieve meaningful results.

For more information about Future One’s Research

activities, please contact:

Madelyn Flannagan

Vice President, Education and Research

Independent Insurance Agents and Brokers of America, Inc.

madelyn.flannagan@iiaba.net

For more information about the Future One coalition, please contact: Wesley Bissett Executive Director Future One wes.bissett@iiaba.net

Top 10 Findings

The story of the agency universe between 2004 and 2006 is one of continuing consolidation, changing roles for smaller agencies and some very large agencies, and improved relations between agencies and their carriers.

1.	Fewer and Larger. The estimated number of independent property-casualty insurance agencies in 2006 is 37,500, down by 4% from 39,000 in 2004. Ten years ago there were 44,500 independent agencies. The methods that have been used to estimate the number of agencies may exclude some small agencies, but the trend is clear-cut.

2.	Survival of the Largest. Through acquisitions (and a few mergers) agencies are getting larger. In many cases, as agency principals near retirement age, agencies are sold. In almost half the acquisitions, lack of access to products and services or having little leverage with carriers is a factor in the decision to sell the agency.

3.	Commercial Lines More Important. The proportion of agencies that are commercial lines dominant, deriving 70% or more of their revenue from commercial lines, has increased significantly, from 21% in 2004 to 27% in 2006. The shift toward commercial lines dominance has occurred in every size category except Medium Small agencies, with insurance revenues of $150,000 to just under $500,000.

4.	A Few Jumbo Agencies Focusing on Personal Lines. Historically, Jumbo agencies with $10,000,000 or more in insurance revenue have focused on commercial lines. Most still do, but a few Jumbo agencies are building or buying enough personal lines business to be Personal Lines Dominant. They amount to 9% of Jumbo agencies in 2006, compared to only 2% in 2004.

Top 10 Findings

5.	Access to Coverage Less Problematic. In 2004, 47% of agencies agreed that they had been “unable to find the coverage some of your customers need at a price they can afford.” By 2006, this percentage had declined to 28%. Still, access remains a major concern.

6.	Use of Market Access Providers Increasing. Almost half of agencies now work with outside organizations to package risks or obtain access. Not surprisingly, these providers are particularly important to Small agencies with less than $150,000 in insurance revenues.

7.	More Satisfied with Carriers. Agents are substantially more satisfied with their number 1 carriers than they were in 2004. Satisfaction with some specific dimensions that were low in 2004 has increased markedly.

8.	Increased Use of Carrier Customer Service Centers. The centers allow some agencies to concentrate on growing their books, gain greater efficiency, or fill gaps in customer service capacity. At the same time, many agents do not see the benefits of using them.

9.	Improved Technology Increasing Efficiency. Real-time inquiries and personal lines download capabilities are ranked first, second, or third by half of the agents among technologies that are improving agency efficiency. The overall cost of technology and dealing with multiple carrier interfaces are major concerns.

10.	After the Hard Market a Focus on Growth. With pricing and coverage issues somewhat less important, agencies look forward to growing their businesses. They hope technology and support from carriers will aid in their efforts.

The Agency System

Consolidation: The trend continues

The average agency size (determined by insurance revenue) has shifted from Small and Medium-Small agencies to Medium, Large and Jumbo agencies.

Since 1996, the number of independent agencies has decreased by about 15%. Currently, a conservative estimate of the total number of independent property-casualty agencies is 37,500.

The Agency system

Acquisitions provide growth opportunities

Nineteen out of twenty acquisitions or mergers are acquisitions. In most cases, the selling agencies is motivated by agency principals nearing retirement age or agencies being too small to have the access to products or leverage with insurance carriers they need. Of course, for the acquiring agencies, acquisitions present opportunities for growth.

Agency Revenue

Commercial lines business more important

Overall, one-third of agencies derive at least 70% of their income from personal lines business, while slightly less obtain at least 70% of their incomes from commercial lines business. This is a significant shift from previous years when more agencies relied on income primarily from personal lines business.

Agency Revenue

Commercial lines business more important

The proportion of agencies obtaining revenue from contingent commercial lines commissions and employee benefits or pension commissions is up significantly from two years ago. In turn, the proportion of total revenues coming from personal lines business has decreased substantially.

Agency Revenue

Personal lines business shifting to some Large and Jumbo agencies

For Small to Medium agencies, the average numbers of personal and commercial lines accounts have declined, if only slightly. However, among Large and Jumbo agencies, the average number of personal lines accounts has increased significantly.

Agency Revenue

Agencies report healthy revenue increases

Almost three-quarters of agencies report increases in insurance revenues between 2004 and 2005. On average, increases of slightly more than 15% were noted. This percentage is similar to increases noted between 2003 and 2004. More larger agencies report revenue increases than do smaller agencies.

Agency Revenue

Specialty coverages widely available, but construction and weather coverages problematic

Most agencies offer at least some type of specialty insurance. A significant percentage of agencies report difficulty placing risks faced by contractors, coastal homeowners and excess flood coverage.

Agent-Carrier Relationships

Greater satisfaction with personal and commercial lines carriers

Overall satisfaction with personal lines and small commercial lines carriers ranked No. 1 is up significantly from 2004. Gains in agency satisfaction are marked in terms of commissions and underwriting flexibility. Evidently, the softer insurance market has improved agency relations with carriers.

Agent-carrier Relationships

Although not as important to agencies, carrier commitment to markets and customers still an issue

Agents were asked to evaluate the future of independent agencies and the insurance business environment on a wide variety of factors. Ratings are in terms of either agreement or importance.

Compared to 2004, fewer agents rate carrier commitment to markets and customers an important concern. This is likely due to a softer insurance market today compared to 2004. However, this is still a major concern for agencies.

Working Relationships

Usage of Internet-market access providers and networks on the rise

Up substantially from 2004, almost half of agencies work with outside organizations to package risks, access coverages or obtain other services. The increases in the usage of Internet market access providers and networks are most notable.

Working Relationships

Greater usage of customer service centers for personal lines business

Consistent with 2004, about one-third of agencies use carrier customer service centers for personal or commercial lines business. Another 10% say they plan to start using customer service centers next year.

Overall satisfaction with customer service centers continues to be quite low. Despite this, among agencies who use them for personal line, significantly more business is being placed through them compared to 2004.

Agency staff

Despite larger agencies, the average number of employees has increased only slightly

The average agency employs about 14 people, 5% higher than the average in 2004. Almost all of the increase is in the CSR position.

Agency staff

Women and minorities still significantly less likely to be employed in key agency positions

Similar to 2004, only one-third of all agencies have at least one female principal. Minorities, particularly African Americans, are also underrepresented in the agency universe, especially among agency principals and non-principal agency managers. Both women and minorities are most likely to hold CSR or other support staff positions.

Agency Staff

Agents believe carriers and industry associations should pay more attention to training agency staff

When asked to rate their agreement on a 7-point scale, at least 6 in 10 agents agree that carriers should offer training for new producers and CSRs. Fewer, but still almost half, agree that carriers should be involved in training producers who are becoming agency principals. The same percentage feel industry associations should be involved in training processes.

Technology

Improved technology contributes greater efficiency and effectiveness, but costs and dealing with multiple carriers are major challenges

Agents were asked to rank the three technological improvements that have contributed most to their efficiency. Real-time inquiries and personal lines download capabilities are top rated. However, the cost of technology is a widespread challenge for agencies, especially smaller agencies. Dealing with multiple carriers’ interfaces and Web sites are tough challenges too.

Technology

Despite technological improvements, repetitious data entry continues to be a problem

The vast majority of agents continue to report that, at least occasionally, they have to enter the same data more than once when completing an application. Almost 80% say they would be more likely to do business with a carrier that has capabilities that would eliminate having to reenter data.

Industry Attitudes / Perceptions

After the hard market, agencies are anxious for growth

Growth and technology are emerging issues important to agencies, more so than in 2004.

Insights	Implications

Since 2002, acquisitions and mergers have continued, leading to fewer and larger agencies.

•      Will larger agencies focused on operational efficiency be able to serve small communities and market niches as well as the independent agency system has in the past?

•      Will the independent agency system provide as many start-up opportunities as in the past? Conversely, will there be more opportunities within relatively large agency organizations?

Smaller agencies are relying more upon commercial lines business for revenue, and some Large and Jumbo agencies are placing new emphasis on personal lines business.	• Will many smaller agencies find their future in serving specialized commercial markets?

Nearly 50% of agencies have established working relationships with outside organizations to place business, use business services, or obtain operational help. These relationships are necessary to give agencies access to markets and to provide business efficiencies.

•      Will these new methods and models of doing business allow agencies to remain more competitive? Or will these practices bring about the need for agency owners to be more focused on business practices and less focused on a sales environment.

The use of outside organizations such as networks and clusters has increased substantially in the past two years.	• As carriers limit the number of direct contracts they have with agencies, a system of Intermediaries is taking on some functions that carriers performed historically.

Insights	Implications

Agencies are more satisfied with their number 1 carriers.	• The hard market created a great deal of tension between carriers and agencies that is less pronounced now. How can the industry fully realize the benefits of better working relationships?

Smaller agencies are struggling to keep up with the upkeep and maintenance of multiple carrier interfaces and the overall cost of technology.

•      Can the carriers find cost-efficient methods to assist these agencies? Will this become yet another factor in the increasing number of small agencies choosing to sell or merge? Or, will these factors contribute to the establishment of new models of doing business, such as clustering with like agencies?

Many agencies do not have written security policies or disaster recovery plans.

•      With the increasing requirements of carriers to implement certain technologies, has the pace of change left some agencies vulnerable to security breaches that might affect their ability to continue business operations?

Agency owners are more interested in finding employees with practical business skills rather than those with industry knowledge. At the same time, agencies look to carriers, community colleges, and industry associations to introduce new people to the industry and provide on-the-job training.

•      Can carriers and the independent agency system bring adequate new talent into an industry few outsiders see as glamorous? How can the industry obtain needed help from the educational system, particularly community colleges?

Insights	Implications

Agencies have not expanded their services to include the sale of financial products as rapidly as was anticipated.

•      It was predicted that property–casualty agencies’ growth would require offering a wider variety of financial products to their clients. Many carriers planned to require that these products be sold as a part of their overall program. As these financial offerings require property–casualty agents to have additional training and product knowledge, have the carriers found that the cost of using agents as their distribution channel is prohibitive? Are agencies going to be at a disadvantage with their clients if they don’t offer these services?

Members of Future One

The development and completion of the 2006 Agency Universe Study was made possible by Future One and the participation of the coalition’s member companies and organizations. The membership of Future One is composed of IIABA and the following insurers:

•	Acadia Insurance

•	Allstate Insurance Group

•	Central Insurance Companies

•	Chubb Group of Insurance Companies

•	Drive Insurance from Progressive

•	Encompass Insurance

•	The Hanover Insurance Group

•	The Hartford

•	Hartford Steam Boiler and Inspection Company

•	Liberty Mutual

•	The Main Street America Group

•	MetLife Auto & Home

•	Safeco Insurance

•	Selective Insurance

•	Travelers

•	Zurich North America

Funeral Directors

•     Nature of the Work

•     Working Conditions

•     Training, Other Qualifications, and Advancement

•     Employment

•     Job Outlook

•     Earnings

•     Related Occupations

•     Sources of Additional Information

SIGNIFICANT POINTS

•     Job opportunities should be good, particularly for those who also embalm; however, mortuary science graduates may have to relocate to find jobs.

•     Funeral directors are licensed by their State.

•     Advancement opportunities generally are best in larger funeral homes.

NATURE OF THE WORK                 [About this section]

Funeral practices and rites vary greatly among cultures and religions. Although the U.S. population is diverse, funeral practices usually share some common elements—removing the deceased to a mortuary; preparing the remains; performing a ceremony that honors the deceased and addresses the spiritual needs of the family; and carrying out final disposition of the remains. Funeral directors arrange and direct these tasks for grieving families.

Funeral directors also are called morticians or undertakers. This career may not appeal to everyone, but those who work as funeral directors take great pride in their ability to provide efficient and appropriate services.

Funeral directors arrange the details and handle the logistics of funerals. They interview the family to learn what family members desire with regard to the nature of the funeral, the clergy members or other persons who will officiate, and the final disposition of the remains. Sometimes, the deceased leaves detailed instructions for his or her own funeral. Together with the family, funeral directors establish the location, dates, and times of wakes, memorial services, and burials. They arrange for a hearse to carry the body to the funeral home or mortuary. They also comfort the family and friends of the deceased.

Funeral directors also prepare obituary notices and have them placed in newspapers, arrange for pallbearers and clergy, schedule the opening and closing of a grave with a representative of the cemetery, decorate and

Occupations:

    Management

    Professional

    Service

    Sales

    Administrative

    Farming

    Construction

    Installation

    Production

    Transportation

    Armed Forces

Related Links:

    Tomorrow’s Jobs

    OOH Reprints

    Important Info

    How to Order a

    Copy

    Teacher’s Guide

    to OOH

Additional Links:

    Career Guide to

    Industries

    Career articles

    from the OOQ

    Employment

    Projections

    Publications

    Home

    BLS Home

Funeral directions

prepare the sites of all services, and provide transportation for the remains, mourners, and flowers between sites. They also direct preparation and shipment of remains for out-of-State burial.

Most funeral directors also are trained, licensed, and practicing embalmers. Embalming is a sanitary, cosmetic, and preservative process through which the body is prepared for interment. If more than 24 hours elapse between death and interment, State laws usually require that the remains be refrigerated or embalmed.

When embalming a body, funeral directors wash the body with germicidal soap and replace the blood with embalming fluid to preserve the tissues. They may reshape and reconstruct disfigured or maimed bodies using materials such as clay, cotton, plaster of pans, and wax. They also may apply cosmetics to provide a natural appearance, dress the body and place it in a casket. Funeral directors maintain records such as embalming reports and itemized lists of clothing or valuables delivered with the body. In large funeral homes, an embalming staff of two or more, plus several apprentices, may be employed.

Funeral services may take place in a home, house of worship, or funeral home, or at the gravesite or crematory. Services may be nonreligious, but because they often reflect the religion of the family, funeral directors must be familiar with the funeral and burial customs of many faiths, ethnic groups, and fraternal organizations. For example, members of some religions seldom have the deceased embalmed or cremated.

Burial in a casket is the most common method of disposing of remains in this country, although entombment also occurs. Cremation, which is the burning of the body in a special furnace, is increasingly selected because it can be less expensive and is becoming more appealing. Memorial services can be held anywhere, and at any time, sometimes months later when all relatives and friends can get together. Even when the remains are cremated, many people still want a funeral service.

A funeral service followed by cremation need not be any different from a funeral service followed by a burial. Usually, cremated remains are placed in some type of permanent receptacle, or urn, before being committed to a final resting place. The urn may be buried, placed in an indoor or outdoor mausoleum or columbarium, or interred in a special urn garden that many cemeteries provide for cremated remains.

Funeral directors handle the paperwork involved with the person’s death, such as submitting papers to State authorities so that a formal death certificate may be issued and copies distributed to the heirs. They may help family members apply for veterans’ burial benefits, and they notify the Social Security Administration of the death. Also, funeral directors may apply for the transfer of any pensions, insurance policies, or annuities on behalf of survivors.

Funeral directors also work with those who want to plan their own funerals in advance. This provides peace of mind by ensuring that the client’s wishes will be taken care of in a way that is satisfying to the client and to the client’s survivors.

Most funeral homes are small, family-run businesses, and the funeral directors are either owner-operators or employees of the operation. Funeral directors, therefore, are responsible for the success and the profitability of their businesses. Directors keep records of expenses, purchases, and services rendered; prepare and send invoices for services; prepare and submit reports for unemployment

Funeral directions

insurance; prepare Federal, State, and local tax forms; and prepare itemized bills for customers. Funeral directors increasingly are using computers for billing, bookkeeping, and marketing. Some are beginning to use the Internet to communicate with clients who are planning their funerals in advance, or to assist them by developing electronic obituaries and guestbooks. Directors strive to foster a cooperative spirit and friendly attitude among employees and a compassionate demeanor toward the families. Increasingly, funeral directors also are involved in helping individuals adapt to changes in their lives following a death, through aftercare services or support-group activities.

Most funeral homes have a chapel, one or more viewing rooms, a casket-selection room, and a preparation room. Many also have a crematory on the premises. Equipment may include a hearse, a flower car, limousines, and sometimes an ambulance. Funeral homes usually stock a selection of caskets and urns for families to purchase or rent.

WORKING CONDITIONS	[About this section]

Funeral directors often work long, irregular hours, and the occupation can be highly stressful. Many are on call at all hours because they may be needed to remove remains in the middle of the night. Shiftwork sometimes is necessary because funeral home hours include evenings and weekends. In smaller funeral homes, working hours vary, but in larger homes employees usually work 8 hours a day, 5 or 6 days a week.

Funeral directors occasionally come into contact with the remains of persons who had contagious diseases, but the possibility of infection is remote if strict health regulations are followed.

To show proper respect and consideration for the families and the dead, funeral directors must dress appropriately. The profession usually requires short, neat haircuts and trim beards, if any, for men. Suits and ties for men and dresses for women are customary for a conservative look.

TRAINING, OTHER QUALIFICATIONS, AND ADVANCEMENT	[About this section]

Funeral directors are licensed in all States. Licensing laws vary from State to State, but most require applicants to be 21 years old, have 2 years of formal education that includes studies in mortuary science, serve a 1-year apprenticeship, and pass a qualifying examination. After becoming licensed, new funeral directors may join the staff of a funeral home. Funeral directors who embalm must be licensed in all States, and some States license only those who embalm. In States that have separate licensing requirements, most people in the field obtain both licenses. Persons interested in a career as a funeral director should contact their State licensing board for specific requirements.

College programs in mortuary science usually last from 2 to 4 years. The American Board of Funeral Service Education accredits about 50 mortuary science programs. A few community and junior colleges offer 2-year programs, and a few colleges and universities

Funeral directors

offer both 2-year and 4-year programs. Mortuary science programs include courses in anatomy, physiology, pathology, embalming techniques, restorative art, business management, accounting and use of computers in funeral home management, and client services. They also include courses in the social sciences and in legal, ethical, and regulatory subjects such as psychology, grief counseling, oral and written communication, funeral service law, business law, and ethics.

Many State and national associations offer continuing education programs designed for licensed funeral directors. These programs address issues in communications, counseling, and management. More than 30 States have requirements that funeral directors receive continuing education credits to maintain their licenses.

Apprenticeships must be completed under the direction of an experienced and licensed funeral director. Depending on State regulations, apprenticeships last from 1 to 3 years and may be served before, during, or after mortuary school. Apprenticeships provide practical experience in all facets of the funeral service, from embalming to transporting remains.

State board licensing examinations vary, but they usually consist of written and oral parts and include a demonstration of practical skills. Persons who want to work in another State may have to pass the examination for that State; however, some States have reciprocity arrangements and will grant licenses to funeral directors from another State without further examination.

High school students can start preparing for a career as a funeral director by taking courses in biology and chemistry and participating in public speaking or debate clubs. Part-time or summer jobs in funeral homes consist mostly of maintenance and cleanup tasks, such as washing and polishing limousines and hearses, but these tasks can help students become familiar with the operation of funeral homes.

Important personal traits for funeral directors are composure, tact, and the ability to communicate easily with the public. Funeral directors also should have the desire and ability to comfort people in a time of sorrow.

Advancement opportunities generally are best in larger funeral homes. Funeral directors may earn promotions to higher paying positions such as branch manager or general manager. Some directors eventually acquire enough money and experience to establish their own funeral home businesses.

EMPLOYMENT	[About this section]

Funeral directors held about 30,000 jobs in 2004. Twenty percent were self-employed. Nearly all worked in the death care services industry.

JOB OUTLOOK	[About this section]

Employment opportunities for funeral directors are expected to be good, particularly for those who also embalm. However, mortuary science graduates may have to relocate to find jobs.

Funeral directors

Employment of funeral directors is projected to increase more slowly than the average for all occupations through the year 2014, reflecting slow growth in the death care services industry, where funeral directors are employed. The need to replace funeral directors who retire or leave the occupation for other reasons will account for more job openings than will employment growth. Funeral directors are older, on average, than workers in most other occupations and should be retiring in greater numbers between 2004 and 2014. In addition, some funeral directors leave the profession because of the long and irregular hours.

EARNINGS	[About this section]

Median annual earnings for funeral directors were $45,960 in May 2004. The middle 50 percent earned between $35,880 and $60,860. The lowest 10 percent earned less than $26,470 and the top 10 percent earned more than $85,910.

Salaries of funeral directors depend on the number of years of experience in funeral service, the number of services performed, the number of facilities operated, the area of the country, the size of the community, and the level of formal education. Funeral directors in large cities earn more than their counterparts in small towns and rural areas.

RELATED OCCUPATIONS	[About this section]

The job of a funeral director requires tact, discretion, and compassion when dealing with grieving people. Others who need these qualities include social workers, psychologists, physicians and surgeons, and other health practitioners involved in diagnosis and treatment.

SOURCES OF ADDITIONAL INFORMATION	[About this section]

DISCLAIMER:

Links to non-BLS Internet sites are provided for your convenience and do not constitute an endorsement.

For a list of accredited mortuary science programs and information on the funeral service profession, write to:

•	The National Funeral Directors Association, 13625 Bishop’s Dr., Brookfield, WI 53005. Internet: http://www.nfda.org

For information about college programs in mortuary science, scholarships, and funeral service as a career, contact:

•	The American Board of Funeral Service Education, 38 Florida Ave., Portland, ME 04103. Internet: http://www.abfse.org/index.html

Funeral directors

For information on specific State licensing requirements, contact the State’s licensing board.

OOH ONET CODES	[About this section]

11-9061,00

Suggested citation: Bureau of Labor Statistics, U.S. Department of Labor, Occupational Outlook Handbook, 2006-07 Edition, Funeral Directors, on the Internet at http://www.bls.gov/oco/ocos011.htm (visited April 26, 2007).

Last Modified Date: August 4, 2006

Occupations: Management | Professional | Service | Sales | Administrative | Farming | Construction |

Installation | Production | Transportation | Armed Forces

Related Links: Tomorrow’s Jobs | OOH Reprints | Important Info | How to Order a Copy | Teacher’s

Guide to OOH

Additional Links: Career Guide to Industries | Career articles from the OOQ | Employment Projections |

Publications Home | BLS Home

www.dol.gov

Frequently Asked Questions | Freedom of Information Act | Customer Survey

Privacy & Security Statement | Linking and Copyright Information | Accessibility

U.S. Bureau of Labor Statistics Office of Occupational Statistics and Employment Projections Suite 2135 2 Massachusetts Avenue, NE Washington, DC 20212-0001

URL: http://www.bls.gov/OCO/

Phone: (202) 691-5700

Fax: (202) 691-5745

Do you have a question about the Occupational Outlook

Handbook?

Do you have a Technical (web) question?

Do you have Other comments?

Insurance Sales Agents

•     Nature of the Work

•     Working Conditions

•     Training, Other Qualifications, and Advancement

•     Employment

•     Job Outlook

•     Earnings

•     Related Occupations

•     Sources of Additional Information

SIGNIFICANT POINTS

•     Agents increasingly offer comprehensive financial planning services, including retirement and estate planning; as a result, in addition to offering insurance policies, agents sell mutual funds, annuities, and securities.

•     Agents must obtain a license in the States where they plan to do their selling.

•     Despite slower than average growth, job opportunities should be good for college graduates who have sales ability, excellent interpersonal skills, and expertise in a wide range of insurance and financial services.

•     Successful agents often have high earnings, but many beginning agents fail to earn enough from commissions to meet their income goals and eventually transfer to other careers.

NATURE OF THE WORK                 [About this section]

Most people have their first contact with an insurance company through an insurance sales agent. These workers help individuals, families, and business select insurance policies that provide the best protection for their lives, health, and property. Insurance sales agents who work exclusively for one insurance company are referred to as captive agents. Independent Insurance agents, or brokers, represent several companies and place insurance policies for their clients with the company that offers the best rate and coverage. In either case, agents prepare reports, maintain records, seek out new clients, and, in the event of a loss, help policyholders settle their insurance claims. Increasingly, some are also offering their clients financial analysis or advice on ways the clients can minimize risk.

Insurance sales agents, commonly referred to as “producers” in the insurance industry, sell one or more types of insurance, such as property and casualty, life, health, disability, and long-term care. Property and casualty insurance agents sell policies that protect individuals and businesses from financial loss resulting from automobile accidents, fire, theft, storms, and other events that can damage property. For businesses, property and casualty insurance can also cover injured workers’ compensation, product liability claims, or medical malpractice claims.

Occupations:

    Management

    Professional

    Service

    Sales

    Administrative

    Farming

    Construction

    Installation

    Production

    Transportation

    Armed Forces

Related Links:

    Tomorrow’s Jobs

    OOH Reprints

    Important Info

    How to Order a

    Copy

    Teacher’s Guide

    to OOH

Additional Links:

    Career Guide to

    Industries

    Career articles

    from the OOQ

    Employment

    Projections

    Publications

    Home

    BLS Home

Insurance sales agents

Life insurance agents specialize in selling policies that pay beneficiaries when a policyholder dies. Depending on the policyholder’s circumstances, a cash-value policy can be designed to provide retirement income, funds for the education of children, or other benefits. Life insurance agents also sell annuities that promise a retirement income. Health insurance agents sell health insurance policies that cover the costs of medical care and loss of income due to illness or injury. They also may sell dental insurance and short-term and long-term-disability insurance policies.

An increasing number of insurance sales agents are offering comprehensive financial planning services to their clients, such as retirement planning, estate planning, or assistance in setting up pension plans for businesses. As a result, many insurance agents are involved in “cross-selling” or “total account development.” Besides offering insurance, these agents may become licensed to sell mutual funds, variable annuities, and other securities. This practice is most common with life insurance agents who already sell annuities; however, property and casualty agents also sell financial products. (See the statement on securities, commodities, and financial services sales agents elsewhere in the Handbook.)

Technology has greatly affected the insurance agency, making it much more efficient and giving the agent the ability to take on more clients. Agents’ computers are now linked directly to the insurance carriers via the Internet, making the tasks of obtaining price quotes and processing applications and service requests faster and easier. Computers also allow agents to be better informed about new products that the insurance carriers may be offering.

The growth of the Internet in the insurance industry is gradually altering the relationship between agent and client. In the past, agents devoted much of their time to marketing and selling products to new clients, a practice that is now changing. Increasingly, clients are obtaining insurance quotes from a company’s Web site and then contacting the company directly to purchase policies. This interaction gives that client a more active role in selecting a policy at the best price, while reducing the amount of time agents spend actively seeking new clients. Because insurance sales agents also obtain many new accounts through referrals, It is important that they maintain regular contact with their clients to ensure that the clients’ financial needs are being met. Developing a satisfied clientele that will recommend an agent’s services to other potential customers is a key to success in their field.

Increasing competition in the insurance industry has spurred carriers and agents to find new ways to keep their clients satisfied. One solution is to increase the use of call centers, which usually are accessible to clients 24 hours a day, 7 days a week. Insurance carriers and sales agents also are hiring customer service representatives to handle routine tasks such as answering questions, making changes in policies, processing claims, and selling more products to clients. The opportunity to cross-sell new products to clients will help agents’ businesses grow. The use of call centers also allows agents to concentrate their efforts on seeking out new clients and maintaining relationships with old ones. (See separate Handbook statements on customer service representatives and on claims adjusters, appraiser, examiners, and investigators.

Insurance sales agents

WORKING CONDITIONS	[About this section]

Most insurance sales agents are based in small officers, from which they contact clients and provide information on the policies they sell. However, much of their time may be spent outside their offices, traveling locally to meet with clients, close sales, or investigate claims. Agents usually determine their own hours of work and often schedule evening and weekend appointments for the convenience of clients. Although most agents work a 40-hour week, some work 60 hours a week or longer. Commercial sales agents, in particular, may meet with clients during business hours a then spend evenings doing paperwork and preparing presentations to prospective clients.

TRAINING, OTHER QUALIFICATIONS, AND ADVANCEMENT	[About this section]

For Insurance sales agent jobs, most companies and independent agencies prefer to hire college graduates—especially those who have majored in business or economics. High school graduates are occasionally hired if they have proven sales ability or have been successfully in other types of work. In fact, many entrants to insurance sales agent jobs transfer from other occupations. In selling commercial insurance, technical experience in a particular field can help sell policies to those in the same profession. As a result, new agents tend to be older than entrants in many other occupations.

College training may help agents grasp the technical aspects of insurance policies and the fundamentals and procedures of selling insurance. Many colleges and universities offer courses in insurance, and a few schools offer a bachelor’s degree in the field. College courses in finance, mathematics, accounting, economics, business law, marketing, and business administration enable insurance sales agents to understand how social and economic conditions relate to the insurance industry. Courses in psychology, sociology, and public speaking can prove useful in improving sales techniques. In addition, because computer provide instantaneous information on a variety of financial products and greatly improve agents’ efficiency, familiarity with computers and popular software packages has become very important.

Insurance sales agent must obtain a license in the States where they plan to do their selling. Separate licenses are required for agents to sell life and health insurance and property and casualty insurance. In most States, licenses are issued only to applicants who complete specified pre licensing courses and who pass State examinations covering insurance fundamentals and State Insurance laws. The insurance industry in increasingly moving toward uniform State licensing standards and reciprocal licensing, allowing agents who earn a license in one State to become licensed in other States upon passing the appropriate courses and examination.

A number of organizations offer professional designation programs that certify one’s expertise in specialist such as file, health, and property and casualty insurance, as well as financial consulting. For example, The National Alliance for Education and Research offers a wide variety of courses in health, life and property, and casualty insurance for independent insurance agents. Although voluntary, such programs assure clients and employers that an agent has a thorough understanding of the relevant specialty. Agents are usually required to complete a specified number of hours of continuing education to retain their designation.

Insurance sales agents

Employers also are placing greater emphasis on continuing professional education as the diversity of financial products sold by insurance agents increases. It is important for insurance agents to keep up to date on issues concerning clients. Changes in tax laws, government benefits programs, and other State and Federal regulations can affect the insurance needs of clients and the way in which agents conduct business. Agents can enhance their selling skills and broaden their knowledge of insurance and other financial services by taking courses at colleges and universities and by attending institutes, conferences, and seminars sponsored by insurance organizations. Most State licensing authorities also have mandatory continuing education requirements focusing on insurance laws, consumer protection, and the technical details of various insurance policies.

As the demand for financial products and financial planning increases, many insurance agents are choosing to gain the proper licensing and certification to sell securities and other financial products. Doing so, however, requires substantial study and passing an additional examination-either the Series 6 or Series 7 licensing exam, both of which are administered by the National Association of Securities Dealers (NASD). The Series 6 exam is for individuals who wish to sell only mutual funds and variable annuities, whereas the Series 7 exam is the main NASD series license that qualifies agents as general securities sales representatives. In addition, to further demonstrate competency in the area of financial planning, many agents find it worthwhile to earn the certified financial planner or chartered financial consultant designation. The Certified Financial Planner credential issued by the Certified Financial Planner Board of Standards, requires relevant experience, completion of education requirements, passing a comprehensive examination, and adherence to an enforceable code of ethics. The CFP exams test the candidate’s knowledge of the financial planning process, insurance and risk management, employee benefits planning, taxes and retirement planning, and investment and estate planning. The Chartered Financial Consultant (ChFC) designation, issued by the American College in Bryn Mawr, Pennsylvania, which requires experience and the completion of an eight-course program of study. The CFP and ChFC designation and other professional designations have continuing education requirements.

Insurance sales agents should be flexible, enthusiastic, confident, disciplined, hard working, and willing to solve problems. They should communicate effectively and inspire customer confidence. Because they usually work without supervision, sales agents must be able to plan their time well and have the initiative to locate new clients.

An insurance sales agent who shows ability and leadership may become a sales manager in a local office. A few advance to agency superintendent or executive positions. However, many who have built up a good clientele prefer to remain in sales work. Some—particularly in the property and casualty field—establish their own independent agencies or brokerage firms.

EMPLOYMENT	[About this section]

Insurance sales agents held about 400,000 jobs in 2004. Most insurance sales agents employed in wage and salary positions work for insurance agencies and brokerages. A decreasing number work directly for insurance carriers. Although most insurance agents

Insurance sales agents

specialize in life and health insurance or property and casualty insurance, a growing number of “multiline” agents sell all lines of insurance. A small number of agents work for banks and securities brokerages as a result of the increasing integration of finance and insurance industries. Approximately 1 out of 4 insurance sales agents is self-employed.

Insurance sales agents are employed throughout the country, but most work in or near large urban centers. Some are employed in the headquarters of insurance companies, but the majority work out of local offices or independent agencies.

JOB OUTLOOK	[About this section]

Although employment of insurance sales agents is expected to grow more slowly than average for all occupations through 2014, opportunities will be favorable for college graduates who have sales ability, excellent interpersonal skills, and expertise in a wide range of insurance and financial services. Multilingual agents also should be in high demand because they can serve a wider range of customers. Insurance language tends to be quite technical, so it is important for insurance sales agents to have a firm understanding of relevant technical and legal terms. Many beginning agents fail to earn enough from commissions to meet their income goals and eventually transfer to other careers. Most job openings are likely to result from the need to replace agents who leave the occupation or retire. A large number of agents are expected to retire over the next decade.

Future demand for insurance sales agents depends largely on the volume of sales of insurance and other financial products. Sales of health insurance and long-term-care insurance are expected to rise sharply as the population ages. In addition, a growing population will increase demand for insurance for automobiles, homes, and high-priced valuables and equipment. As new businesses emerge and existing firms expand their insurance coverage, sales of commercial insurance also should increase, including coverage such as product liability, workers’ compensation, employee benefits, and pollution liability insurance.

Employment of agents will not keep up with the rising level of insurance sales, however. Many insurance carriers are trying to contain costs. As a result, many are shedding their captive agents—those agents working directly for insurance carriers—and are relying more on independent agents or direct marketing through the mail, by phone, or on the Internet.

Agents who incorporate new technology into their existing businesses will remain competitive. Agents who use the Internet to market their products will reach a broader client base and expand their businesses, but because most clients value their relationship with their agent, the Internet should not threaten jobs, given that many individuals still prefer discussing their policies directly with their agents, rather than through a computer. Also, the automation of policy and claims processing is allowing insurance agents to take on more clients.

Agents may face increased competition from traditional securities brokers and bankers as they begin to sell insurance policies. Because of increasing consolidation among insurance companies, banks, and brokerage firms, and due to increasing demands from clients for more comprehensive financial planning, insurance sales agents will need to expand the products and services they offer.

Insurance sales agents

Agents who offer better customer service also will remain competitive. Call centers are another important way carriers and agents are offering better service to customers, because such centers provide greater access to their policies and more prompt services.

Insurance and investments are becoming more complex, and many people and businesses lack the time and expertise to buy insurance without the advice of an agent. Moreover, most individuals and businesses consider insurance a necessity, regardless of economic conditions. Therefore, agents are not likely to face unemployment because of a recession.

EARNINGS	[About this section]

The median annual earnings of wage and salary insurance sales agents were $41,720 in May 2004. The middle 50 percent earned between $29,980 and $66,160. The lowest 10 percent had earnings of $23,170 or less, while the highest 10 percent earned more than $108,800. Median annual earnings in May 2004 in the two industries employing the largest number of insurance sales agents were $42,010 for insurance carriers, and $41,840 for agencies, brokerages, and other insurance related activities.

Many independent agents are paid by commission only, whereas sales workers who are employees of an agency or an insurance carrier may be paid in one of three ways—salary only, salary plus commission, or salary plus bonus. In general, commissions are the most common form of compensation, especially for experienced agents. The amount of the commission depends on the type and amount of insurance sold and on whether the transaction is a new policy or a renewal. Bonuses usually are awarded when agents meet their sales goals or when an agency meets its profit goals. Some agents involved with financial planning receive a fee for their services, rather than a commission.

Company-paid benefits to insurance sales agents usually include continuing education, training to qualify for licensing, group insurance plans, office space, and clerical support services. Some companies also may pay for automobile and transportation expenses, attendance at conventions and meetings, promotion and marketing expenses, and retirement plans. Independent agents working for insurance agencies receive fewer benefits, but their commissions may be higher to help them pay for marketing and other expenses.

RELATED OCCUPATIONS	[About this section]

Other workers who provide or sell financial products or services include real estate sales agents and brokers; securities, commodities, and financial services sales agents; financial analysts and personal financial advisors; and financial managers. Other occupations in the insurance industry include insurance underwriters; claims adjusters, examiners, and investigators.

Insurance sales agents

SOURCES OF ADDITIONAL INFORMATION	[About this section]

Disclaimer :

Links to non-BLS Internet sites are provided for your convenience and do not constitute an endorsement.

Occupational information about insurance sales agents is available from the home office of many insurance companies.

Information on State licensing requirements may be obtained from the department of insurance at any State capital.

For information about insurance sales careers and training, contact:

•	Independent Insurance Agents of America, 127 S. Peyton St., Alexandria, VA 22314. Internet: http://www.iiaa.org

•	Insurance Vocational Education Student Training (InVEST), 127 S. Peyton St., Alexandria, VA 22314. Internet: http://www.investprogram.org

For information about health insurance sales careers, contact:

•	National Association of Health Underwriters, 2000 N. 14th St., Suite 450, Arlington, VA 22201. Internet: http://www.nahu.org

For general information on the property and casualty field, contact:

•	Insurance Information Institute, 110 William St., New York, NY 10038. Internet: http://www.iii.org

For information about professional designation programs, contact:

•	The American Institute for Chartered Property and Casualty Underwriters/Insurance Institute of America, 720 Providence Rd., P.O. Box 3016, Malvern, PA 19355-0716. Internet: http://www.alcpcu.org

•	The American College, 270 Bryn Mawr Ave., Bryn Mawr, PA 19010-2195. Internet: http://www.theamericancollege.edu

OOH ONET CODES	[About this section]

41-3021.00

Suggested citation: Bureau of Labor Statistics, U.S. Department of Labor, Occupational Outlook Handbook, 2006-07 Edition, Insurance Sales Agents , on the Internet at http://www.bls.gov/oco/ocos118.htm (visited April 26, 2007).

Last Modified Date: August 4, 2006

Insurance sales agents

Occupations: Management | Professional | Service | Sales | Administrative | Farming | Construction |

Installation | Production | Transportation | Armed Forces

Related Links: Tomorrow’s Jobs | OOH Reprints | Important Info | How to Order a Copy | Teacher’s

Guide to OOH

Additional Links: Career Guide to Industries | Career articles from the OOQ | Employment Projections |

Publications Home | BLS Home

www.dol.gov

Frequently Asked Questions | Freedom of Information Act | Customer Survey

Privacy & Security Statement | Linking and Copyright Information | Accessibility

U.S. Bureau of Labor Statistics	URL: http://www.bis.gov/OCO/
Office of Occupational Statistics and Employment	Phone: (202) 691-5700
Projections	Fax: (202) 691-5745
Suite 2135	Do you have a question about the Occupational Outlook
2 Massachusetts Avenue, NE	Handbook?
Washington, DC 20212-0001	Do you have a Technical (web) question?
Do you have Other comments?

ABOUT NFDA HEADLINE NEWS ABOUT FUNERALSERVICE CONSUMER RESOURCES NFDA CONVENTION NEWSROOM PUBLICATIONS	Home - Newsroom
What is NFDA?
What is NFDA’s mission?
Who are NFDA’s members?
What are some basic funeral service facts? What are some of the trends in funeral service? How does NFDA help its members serve consumers better?
What are some basic facts about death rates? How can I find out more information on funeral service and NFDA?

What is NFDA?
The National Funeral Directors Association (NFDA), founded in 1882, is the largest funeral service organization in the world. It is governed by a nine member Executive Board, a Policy Board made up of representatives from every state, and a House of Delegates. The number of delegates is based on the number of members in a state. NFDA’s headquarters, staffed by 47 employees, is in Brookfield, Wisconsin. In 1997, NFDA added a government relations office in Washington, DC to handle legislative and regulatory issues for its members.

What is NFDA’s mission?

The National Funeral Directors Association provides advocacy, education, information, products, programs and services to help members enhance the quality of service to families.

Who are NFDA’s members?

The following points describe typical members of NFDA:

•     Over 75% of NFDA members provide service to families in small towns or cities with populations of fewer than 50,000. Most, in fact, operate in rural towns with populations of fewer than 10,000.

•     Ninety-three percent of NFDA members are small business owners/operators with an average of three full-time employees and three part-time employees. The average member funeral home conducts about 187 services per year.

•     Approximately 90% of NFDA member funeral homes are family owned and operated and average 65 years in business. Approximately 10%, or 2,175 of these funeral homes, are owned by four corporations whose stock is publically traded, based on 2001 corporate figures.

National Funeral Director Association - NFDA Fact Sheets

What are some basic funeral service facts?

The following points demonstrate current funeral service facts:

•	There are about 21,528 funeral homes in the United States. According to the 1997 U.S. Census of Service Industries, 16,031 have payrolls beyond their owners.

•

These funeral homes employ 103,258 individuals and generate about $11 billion in revenue, creating a significant economic impact in America’s cities, towns and villages; 68,258 are non-licensed funeral service and crematory personnel; 35,000 are licensed funeral professionals and eligible for NFDA membership.

•	Eighty-nine percent or 19,160 of these funeral homes are owned by individuals, families or closely held private corporations and average 66 years in business.

•	Eleven percent, or approximately 2,368 of these funeral homes, are owned by one of five publicly traded stock corporations.

•

The average NFDA funeral home handles 182 calls per year: Some handle fewer than 50 calls per year and are often run by husband and wife; others handle hundreds of calls and may be owned by small companies or large corporations.

•	The average NFDA funeral home has three full-time and three part-time employees.

•	The average cost of a funeral, as of July 2004, is $6,500. That cost includes an outer burial container, but does not include cemetery costs.

What are some of the trends in funeral service?

The following points highlight several of the current trends in funeral service, particularly those which impact the consumer:

•	An increase in funeral home “aftercare” services, including support groups, remembrance services, community referrals and libraries.

•	An increase in preplanning and prepayment of funerals.

•	Increased government regulation, particularly in areas of occupational safety and health, often requiring the hiring of additional personnel in order to comply with the new regulations.

•

More personalized service to accomodate the differing ideas of what is a traditional funeral and desires for various methods of disposition. Recent immigration trends mean funeral directors now serve people with differing funeral customs from all parts of the globe.

•	An increase in the number of women and minorities entering the funeral service profession. For example, approximately one-third of current mortuary science enrollees are women.

•	In many states, an increase in the educational requirements both to enter the profession and to retain a license.

How does NFDA help its members serve consumers better?

National Funeral Director Association - NFDA Fact Sheets

In order to help funeral directors provide better service to families, NFDA does the following:

•	Provides a voice in Washington, D.C., and prepares materials on compliance with various federal government laws and regulations.

•

Presents continuing education seminars at conferences and during its annual convention on topics related to public health, social science, business management, regulatory issues and funeral service ethics.

•	Publishes a monthly magazine featuring educational articles,

•	Conducts or funds research in areas of health, safety, the environment and consumer attitudes.

•	Provides funding for funeral service education scholarships and research.

•	Maintains affiliations with allied organizations In such fields as sociology, psychology, healthcare and theology.

What are some basic facts about death rates?

•	In 2003, according to the National Center for Health Statistics, there were 2,423,000 deaths in the United States.

•	In 2003, the U.S. death rate was 8.3 people per thousand population.

•

As a result of a growing population overall and of the longevity of the Baby Boomer generation, the U.S. death rate is expected to begin increasing by the year 2020 when the rate is projected to be 9.3 people per thousand.

•	The U.S. death rate is expected to increase to 10.9 people per 1,000 by 2040.

•	According to U.S. Census Bureau statistics, the average life expectancy in 2002 was 79.9 years for a woman and 74.7 years for a man.

•	The life expectancy in 1958 was 68 years for both genders.

•	In 2005, cremation accounted for 38% of final dispositions in the United States.

•	According to the Casket & Funeral Supply Association, in 2003, 76 percent of deaths were casketed and had some form of ritual or ceremony.

How can I find out more information on funeral service and NFDA?

For more information on funeral service or the National Funeral Directors Association, you can email us or contact us at:

NFDA 13625 Bishop’s Drive Brookfield, WI 53005	NFDA, Washington DC Office 400 C Street, NE Washington, DC 20002
Toll-free: 800-228-6332 Phone: 262-789-1880 Fax: 262-789-6977 E-mail: nfda@nfda.ora	Phone: 202-547-0441 Fax: 202-547-0726 E-mail: jfitch@nfda.org

National Funeral Director Association - NFDA Fact Sheets

Copyright © 2006 National Funeral Directors Association (NFDA)

Please read our Copyright Disclaimer and Privacy Policy.

ANNEX G

SERVICING AND TAX ALLOCATION AGREEMENT

BETWEEN

BROOKE CORPORATION

AND

BROOKE CREDIT CORPORATION

This Servicing and Tax Allocation Agreement (this “Agreement”) is made and entered into as of January 1, 2007, by and between Brooke Credit Corporation, a Kansas Corporation (the “Company”), and Brooke Corporation, a Kansas corporation (“BC”).

WHEREAS, the Company desires to engage BC to provide the Services (as defined below) to the Company according to the terms and subject to the conditions set forth herein.

NOW THEREFORE, in consideration of the premises and the agreements, covenants and representations herein contained, the parties hereto agree as follows:

1.	The Services.

a. BC shall provide to Company the services described in Exhibit A, Schedule of Services, attached hereto (which services are hereinafter referred to as the “Services”). BC shall have no obligation to perform any services or have any obligations pursuant to this Agreement, except as specifically set forth on Exhibit A, or otherwise specifically set forth in this Agreement. BC shall perform the Services in accordance with its customary standards, policies and procedures in performing similar obligations with respect to similarly situated third parties.

b. BC shall prepare and file a consolidated tax return reporting the taxable income for, among other affiliates, the Company. BC agrees to pay the Company’s share of any such obligations to the appropriate taxing authorities on or before the date they are due, as such date may be extended. It is agreed that, unless otherwise agreed in writing, the Company’s share of any such consolidated tax liabilities for the 2006 fiscal tax year and later years shall be calculated as 38% of the Company’s taxable income, excluding any income resulting from deferred liabilities from any prior tax year or years related to gains on sale, and that the Company shall pay to BC all such calculated amounts on the dates that they would have been due to the corresponding tax authority.

c. BC grants to the Company a non-exclusive, non-transferable, and royalty-free license to use the name “Brooke” and such trademarks and service marks as are registered by BC with the United State Patent and Trademark Office or claimed by BC and pending registration with such Trademark Office (collectively, such name and marks to be referred to as the “Licensed Marks”) solely in connection with the Company’s operation of its business. The Company shall make no other use of the Licensed Marks. The Company acknowledges and agrees that the rights granted to the Company by and obtained by the Company as a result of or in connection with this Agreement are license rights only, and nothing contained in this Agreement constitutes or shall be construed to be an assignment of any or all of BC’s rights in any of the Licensed Marks. BC retains the right to specify, from time to time, the format in which the Company shall use and display each Licensed Mark, and the Company shall only use or display the Licensed Mark in a format approved by BC. The Company shall not at any time, whether during or after the term of this Agreement, do or cause to be done any act or thing challenging, contesting, impairing, invalidating, or tending to impair or invalidate any of BC’s rights in any of the Licensed Marks or any registrations derived from such rights. The Company shall not assign, sublicense, transfer, or otherwise convey the Company’s rights or obligations with respect to the Licensed Marks without BC’s prior written consent, provided that the Company may, without BC’s prior written consent, sublicense the use of the Licensed Marks to any franchisee with whom the Company is a party to a franchise agreement (for use solely in connection with the applicable franchise and only in accordance with the terms of such franchise agreement) and to any wholly owned subsidiary of the Company for so long as such franchisee agreement remains in effect or such subsidiary remains wholly owned by the Company, as the case may be. The Company shall promptly notify BC of any and all infringements, imitations, simulations or other illegal use or misuse of any of the Licensed Marks which come to the Company’s attention. As the sole owner of the Licensed Marks, BC shall determine whether to take any action to prevent the infringement, imitation, simulation or other illegal use or misuse of the Licensed Marks. The Company shall render BC all reasonable assistance in connection with any matter pertaining to the protection, enforcement or infringement of the Licensed Marks used by the Company, whether in the courts, administrative or quasi-judicial agencies, or otherwise.

2.	Term. The initial term of this Agreement shall be for one year, beginning on the date first above written, subject to the terms and provisions of Section 6 below. This Agreement shall be automatically renewed (subject to the terms and provisions of Section 6 below) for subsequent terms of one year each unless either party gives written notice of non-renewal to the other party at least thirty (30) days prior to any termination date. This agreement may be terminated by BC upon the merger of the Company into or with another entity or upon the sale of 20% or more of the shares of the Company.

3.	Contract Sum.

a. In consideration of the performance of the Services by BC, the Company shall pay to BC the fees set forth in the Schedule of Fees attached hereto as Exhibit B (the “Contract Sum”) at the times and in accordance with Exhibit B. The Contract Sum shall be the sole compensation due BC in connection with its performance of the Services.

b. Unless otherwise agreed in writing, BC shall be entitled to reimbursement from the Company for out-of-pocket expenses incurred in the performance of the Services unless BC is specifically responsible for such amounts as set forth on the Schedule of Reimbursements attached hereto as Exhibit C at the times and in accordance with Exhibit C.

c. Unless otherwise agreed in writing, BC shall be responsible for fees incurred in connection with retaining any additional independent contractors or subcontractors in connection with performing the Services.

4.	Events of Default by BC. The following shall constitute “BC Events of Default” hereunder by BC:

a. failure on the part of BC duly to observe or perform in any material respect any of the covenants or agreements on the part of BC set forth in this Agreement which continues unremedied for a period of fifteen (15) days after the date on which written notice of such failure, requiring the same to be remedied, shall have been given to BC by the Company (unless such failure is the result of the Company’s failure to observe or perform any of its obligations hereunder, in which case BC’s failure shall not constitute an event of default); or

b. a decree or order of a court or agency or supervisory authority having jurisdiction in the premises in an involuntary case under any present or future federal or state bankruptcy, insolvency or similar law or appointing a conservator or receiver or liquidator in any insolvency, readjustment of debt, marshaling of assets and liabilities or similar proceedings, or for the winding-up or liquidation of its affairs, shall have been entered against BC and such decree or order shall have remained in force undischarged or unstayed for a period of sixty (60) days; or

c. BC shall consent to the appointment of a trustee, conservator or receiver or liquidator in any insolvency, readjustment of debt, marshaling of assets and liabilities or similar proceedings of or relating to BC or of or relating to all or substantially all of the property of BC; or

d. BC shall admit in writing its inability to pay its debts generally as they become due, file a petition to take advantage of any applicable insolvency or reorganization statute, make an assignment for the benefit of its creditors, or voluntarily suspend payment of its obligations or take any action in furtherance of the foregoing.

5.	Events of Default by the Company. The following shall constitute “Company Events of Default” hereunder by the Company:

a. any failure by the Company to make any payment required to be made by the Company to BC within 20 days of the date of invoice date; or

b. any failure on the part of the Company duly to observe or perform in any material respect any other of the covenants or agreements on the part of the Company set forth in this Agreement or any governing document by and between the Company and BC for the transactions being serviced which continues unremedied for a period of fifteen (15) days after the date on which written notice of such failure, requiring the same to be remedied, shall have been given to the Company by BC; or

c. a decree or order of a court or agency or supervisory authority having jurisdiction in the premises in an involuntary case under any present or future federal or state bankruptcy, insolvency or similar law or appointing a conservator or receiver or liquidator in any insolvency, readjustment of debt, marshaling of assets and liabilities or similar proceedings, or for the winding-up or liquidation of its affairs, shall have been entered against the Company and such decree or order shall have remained in force undischarged or unstayed for a period of sixty (60) days; or

d. the Company shall consent to the appointment of a trustee, conservator or receiver or liquidator in any insolvency, readjustment of debt, marshaling of assets and liabilities or similar proceedings of or relating to the Company or of or relating to all or substantially all of the property of Company; or

e. the Company shall admit in writing its inability to pay its debts generally as they become due, file a petition to take advantage of any applicable insolvency or reorganization statute, make an assignment for the benefit of its creditors, or voluntarily suspend payment of its obligations or take any action in furtherance of the foregoing.

6.	Remedies.

(a) Remedies of the Company. If a BC Event of Default shall occur, the Company (i) may terminate this Agreement by giving thirty (30) days prior written notice to BC, and (ii) shall be entitled to any and all other rights and remedies under law or in equity.

(b) Remedies of BC. If a Company Event of Default shall occur, BC (i) may terminate this Agreement and resign by giving thirty (30) days prior written notice to the Company, and (ii) shall be entitled to any and all other rights and remedies under law or in equity.

(c) Payment of Fees Upon Termination. Whether this Agreement is terminated through Section 2 or Section 6, BC shall be entitled to be paid any and all fees which remain accrued and unpaid through the final date of the rendering of the Services. In addition, within five (5) business days of any termination, BC will return any of the Company’s materials at the Company’s expense. The terms and provisions of this Section 6(c) shall survive any termination of this Agreement.

(d) Limitation of Damages. Neither party shall be liable to the other party for punitive, consequential or indirect damages. Additionally, the Company acknowledges that BC is merely providing a service for a fee under this Agreement. Accordingly, BC shall not be liable to Company under this Agreement for any amounts in excess of any fees paid to BC hereunder, unless such loss or damage is caused by the gross negligence or willful misconduct of BC. The terms and provisions of this Section 6(d) shall survive any termination of this Agreement.

7.

Notices. No notice or other communication shall be deemed given unless sent in any of the manners, and to the persons, specified in this Section. All notices and other communications hereunder shall be in writing and shall be deemed given (a) upon receipt if delivered personally (unless subject to clause (b)) or if mailed by registered or certified mail, (b) at noon on the date after dispatch if sent by overnight courier or (c) upon the completion of transmission (which is confirmed by telephone or by a statement generated by the transmitting machine) if transmitted by telecopy or other means of facsimile which provides immediate or near immediate transmission to compatible equipment in the possession of the recipient, in any case to the parties at the following addresses or telecopy numbers (or at such other address or telecopy number for a party as will be specified by like notice):

If to Company:	Brooke Credit Corporation
10950 Grandview Drive
Suite 600
Overland Park, Kansas 66210
Attn: Michael Lowry

If to BC:	Brooke Corporation
10950 Grandview Drive
Suite 600
Overland Park, Kansas 66210
Attn: Anita Larson
Fax: (913) 451-3183

8.	Independent Contractor. In its performance and completion of the Services and any of its other duties and obligations under this Agreement, BC shall at all times be deemed to be an independent contractor and nothing in this Agreement shall at any time be construed so as to create the relationship of employer and employee, principal and agent, partnership or joint venture as between BC and Company. BC shall have the entire charge, control and supervision of its performance of the Services and any of its other duties and obligations under this Agreement, subject to the terms and provisions of this Agreement and Exhibit A hereto. Both parties acknowledge that they shall have no authority to bind the other party to any contractual or other obligation whatsoever.

9.	Indemnity. BC agrees to indemnify, defend and hold harmless the Company and its directors, members, managers, officers and employees from and against any and all loss, liability, claim, damage, cost or expense (including without limitation reasonable legal fees and expenses and all other costs and expenses incurred in investigating, preparing for or defending any proceeding, commenced or threatened, incident to the foregoing or to the enforcement of this Section 9) suffered or incurred by the Company and arising out of, or in connection with (i) any act or omission of BC or any of its employees, (ii) any breach by BC of any covenant, obligation or representation or warranty (as of the date when made) of BC contained in this Agreement, and/or (iii) any claim by any third party in any way related directly or indirectly to the subject matter of this Agreement unless the claim relating thereto is directly attributable to breach of this Agreement, willful misconduct, bad faith, fraud or negligence of the Company or any of its directors, members, managers, officers or employees. The Company hereby agrees to indemnify, defend and hold harmless BC and its directors, members, officers and employees from and against any and all loss, liability, claim, damages, cost or expense (including without limitation reasonable legal fees and expenses and all other costs and expenses incurred in investigating, preparing for or defending any proceeding, commenced or threatened, incident to the foregoing or to the enforcement of this Section 9) suffered or incurred by BC or its directors, members, officers and employees for or on account of or arising out of or in connection with (i) any breach by the Company of any covenant, obligation or representation or warranty (as of the date when made) of the Company contained in this Agreement, and/or (ii) any claim directly attributable to willful misconduct, bad faith, fraud or negligence of the Company or any of its directors, members, managers, officers or employees.

10.

Confidentiality. Each party (the “Receiving Party”) agrees and acknowledges that, except to the extent permitted herein, all information and data supplied by the other party (the “Disclosing Party”) regarding its company matters, systems, procedures, assets or operations shall be held in strict confidence at all times and the Receiving Party will not disclose or otherwise divulge any of such information to any party without the prior written consent of the Disclosing Party. Provided, however, that the Receiving Party shall be authorized to disclose such information (i) to any of its directors, members, officers, employees, representatives, accountants, auditors, attorneys and agents and to any of its affiliates, subsidiaries and parents and any of their respective directors, members, officers, employees, representatives, accountants, auditors, attorneys and agents to the extent any of them have a need to know such information to perform services hereunder and only for such purpose and agree in writing to keep such information confidential (collectively referred to herein as “Receiving Party’s Representatives”); (ii) to any government agency with jurisdiction over the Receiving Party or the Receiving Party’s Representatives or the transaction contemplated herein; (iii) as may be required by law or regulation, judicial or administrative order, ruling or judgment or legal obligation to disclose (which may include, by way of example and not by way of limitation, any discovery or disclosure demands or requirements issued or arising in any judicial or administrative investigation or proceeding); (iv) if it is advised by its counsel that its failure to do so would be unlawful, or (v) if failure to do so would expose the Receiving Party to loss, liability, claim or damage for which it has not been adequately indemnified to its satisfaction. The terms and provisions of this Section 10 shall survive any termination of this Agreement.

11.	Assignability. This Agreement may be assigned by either party hereto to any entity buying substantially all of the assigning party’s assets or ownership interests, provided such entity executes an assumption agreement reasonably acceptable to the non-assigning party.

12.	Governing Law. This Agreement and the respective rights and obligations of the parties hereto shall be governed by and construed in accordance with the laws of the State of Kansas, without regard to its conflicts of laws provisions.

13.	Successors and Assigns. This Agreement and the terms, covenants, provisions and conditions hereof shall be binding upon, and shall inure to the benefit of, the respective heirs, successors and assigns of the parties hereto; provided, however, that, except as set forth in Section 11 above, neither party shall assign this Agreement, or otherwise dispose of all or any portion of its right, title or interest herein, to any person or entity without the prior written consent of the other party. There shall be no third party beneficiaries to this Agreement. This Agreement is not intended to confer on any person other than the parties hereto and their successors and permitted assigns any rights, obligations, remedies or liabilities.

14.	Merger. Subject to the provisions of paragraph 2, any corporation or limited liability company into which either party may be merged or converted or with which it may be consolidated, or any corporation or limited liability company resulting from any merger, conversion or consolidation to which either party shall be a party, or any corporation or limited liability company succeeding to the business of such party shall be successor of such party hereunder without the execution or filing of any paper with any party hereto or any further act on the part of any of the parties hereto except where an instrument of transfer or assignment is required by law to effect such succession, anything herein to the contrary notwithstanding.

15.	Severability. If any provision of this Agreement is held to be invalid or unenforceable, then, to the extent that such invalidity or unenforceability shall not deprive either party of any material benefit intended to be provided by this Agreement, the remaining provisions of this Agreement shall remain in full force and effect and shall be binding upon the parties hereto.

16.	Jury Trial. The parties hereto hereby knowingly and voluntarily waive any right which either or both of them shall have to receive a trial by jury with respect to any claims, controversies or disputes which shall arise out of this Agreement or the subject matter hereof.

17.	Entire Agreement. This Agreement and the exhibits and schedules attached hereto embody the entire agreement and understanding of the parties hereto with respect to the subject matter hereof and supersede all prior and contemporaneous agreements and understandings, oral or written, relating to said subject matter. Any exhibits and schedules to this Agreement are hereby incorporated into this Agreement in their entirety by this reference.

18.	Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original and all of which shall together constitute one and the same agreement. The parties hereto agree that facsimile signatures on this Agreement shall be deemed effective as originals by the parties for all purposes.

19.	Headings. The headings of the Sections contained in this Agreement are inserted for convenience only and shall not affect the meaning or interpretation of this Agreement or any provision hereof.

20.	Waiver. All remedies available to either party for one or more breaches by the other party are and shall be deemed cumulative and may be exercised separately or concurrently without waiver of any other remedies. No party hereto shall be deemed to have waived any right, power or privilege under this Agreement unless such waiver shall have been expressed in a written instrument signed by the waiving party. The failure of any party hereto to enforce any provision of this Agreement shall in no way be construed as a waiver of such provision or a right of such party to thereafter enforce such provision or any other provision of this Agreement.

21.	Construction. Unless the context of this Agreement otherwise clearly requires, (i) references in this Agreement to the plural include the singular, the singular the plural, the masculine the feminine, the feminine the masculine and the part the whole and (ii) the word “or” will not be construed as exclusive and the word “include,” “including” or similar terms shall be construed as if followed by the phrase “without being limited to.”

22.	Any issue, claim or dispute that may arise out of or in connection with this Agreement (including exhibits and addenda) and/or the relationship of the parties and which the parties are not able to resolve themselves by negotiation, shall be submitted to mediation in a manner agreed to by the parties. The parties agree to use mediation to attempt to resolve such issue, claim or dispute prior to filing any arbitration action, lawsuits, complaints, charges or claims. The parties will select an independent mediator agreeable to both parties. The mediator will communicate with the parties to arrange and convene the mediation process that will be most efficient, convenient and effective for both parties. The costs of the mediation and fees of the mediator will be borne equally by the parties. The parties will cooperate with the mediator in coming to a reasonable agreement on the mediation arrangements which will include the time and place for conducting the mediation, who will attend or participate in the mediation and what information and written material will be exchanged before the mediation. The mediation will be conducted in Overland Park, Kansas.

23.	Any issue, claim, dispute or controversy that may arise out of, in connection with or relating to this Agreement (including exhibits and addenda) and/or the relationship of the parties, and which the parties are not able to resolve through mediation, shall be settled by arbitration administered by the American Arbitration Association under its Commercial Arbitration Rules, and judgment on the award rendered by the arbitrator(s) may be entered in a court having jurisdiction thereof. The parties agree to use arbitration to resolve any such issue, claim, dispute or controversy prior to and in lieu of filing any lawsuits, complaints, charges or claims. The costs of the arbitration and fees of the arbitrator(s) will be borne equally by the parties.

(signature page follows)

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

THE COMPANY:

/s/ Michael Lowry
By:	Michael Lowry
Title:	Chief Executive Officer

BROOKE CORPORATION

/s/ Anita Larson
By:	Anita Larson
Title:	President and COO

EXHIBIT A

Schedule of Services

BC shall perform the following services:

Permanent, Confidential and Loan File Document Management

•	Process referenced documents in accordance with established Original Documents Memorandum
•	Provide secure facilities for storage of referenced documents
•	Establish procedures for filing and physical security of referenced documents
•	Establish procedures for electronically storing and electronic security of referenced documents

External Audit Services

•	Coordinate audit activities with external auditors
•	Gather and provide information requested by external auditors
•	Facilitate and collaborate work for external auditors
•	Compile selected audit books in accordance with Audit File Book Memorandum

Internal Audit/Internal Control Services

•	Conduct internal audits of the Company and its systems, procedures, policies and processes
•	Evaluate the adequacy and effectiveness of internal controls
•	Develop and recommend changes in operations, policies, procedures or controls to increase efficiency of operations or to improve safeguards over internal controls
•	Develop and implement audit plans and programs
•	Develop and implement audit procedures
•	Prepare written reports as needed and communicate as necessary
•	Perform audit procedures and prepare work papers documenting the audit procedures performed
•	Review transactions, documents, records, reports, policies and procedures for accuracy and effectiveness and to help ensure that they are followed

Risk Management Services

•	Provide insurance
•	Provide information about insurance policies
•	Analysis of risk identification reports
•	Advise BCC loan committee
•	Advise BCC CPA committee

Transportation services

•	Provide access to Brooke Bus
•	Provide access to Corporate vehicles
•	Coordination of corporate transportation
•	Schedule commercial air travel for the Company’s senior management
•	Schedule private air travel for the Company’s senior management
•	Schedule lodging, car rental and other related travel expenses for the Company’s senior management
•	Monitor travel expenses (including compilation of monthly reports detailing travel expenses for all employees) to assist the Company’s management in monitoring travel expenses
•	Monitor employee expense reports

Corporate Marketing Services

•	Maintain and coordinate relationship with advertising agency
•	Develop annual reports, brochures, and other marketing materials for the organization
•	Develop, coordinate, manage and expand company websites
•	Develop, update and maintain of Brooke guides
•	Coordinate printing and mailing of corporate communications
•	Develop, coordinate, track and release press releases
•	Develop, design and coordinate corporate identity, company message and public relations
•	Oversee and analyze company marketing campaigns and lead generation
•	Provide clearing house services for marketing materials
•	Coordinate Logo usage and Trade Name Protection
•	Track and Measure the effectiveness of marketing plans and campaigns
•	Conduct marketing analysis based on information gathered from customer as well as information researched
•	Perform market analysis
•	Manage and coordinate the development and success of marketing websites
•	Assist in writing, compilation and editing of:
•	Press releases
•	Advertisements
•	Letters/notes/communications
•	Develop writing projects
•	Procedures
•	Video scripts
•	Speeches
•	Presentations
•	SEC filings and other periodic reports
•	Graphics/video production
•	Organize, edit and complete video productions
•	Assist in graphic design projects
•	Organize and format annual reports and other corporate communications
•	Contract with vendors and printers for annual reports and other corporate communications
•	Prepare and circulate monthly advertising expense analysis
•	Prepare and circulate monthly website tracking report
•	Prepare and circulate monthly PR/Communications analysis

Corporate recruiting assistance

•	Develop advertising and recruitment campaigns for Company’s senior management
•	Conduct initial phone screening for Company Senior Management
•	Prepare post interview communications with prospects who are hired and not hired
•	Track and Measure the effectiveness of recruitment sources and activities
•	Develop and maintain recruitment procedures, forms and tools
•	Prepare recruitment analysis
•	Distribute periodic recruitment analysis, priorities and progress reports
•	Manage, coordinate and attend career fairs
•	Manage, coordinate and develop Brooke careers website
•	Conduct internal postings as requested
•	Develop and maintain relationship with CareerBuilder.com, Monsterjobs.com, HotJobs.com, etc.

Facilities/Real estate Services

•	Process payments for supplies in a timely manner
•	Purchase equipment with market price under $1000
•	Track fixed assets for the company

•	Facilitate acquisition of equipment for company
•	Order offices supplies for company
•	Set up accounts with Staples, UPS, and other vendors on behalf of Company
•	Assure processing of timely payment of Staples, UPS and other vendors

Transaction services

•	Maintain agreements library and forms
•	Research state laws as Company expands
•	Handle financing transactions including securitizations, warehouse lines
•	Provide legal counsel to Company on transaction related matters
•	Assist with problem resolution (including post transaction, borrower and other issues)
•	Provide counsel on credit sales compliance
•	Assist with dispute resolution and manage litigation relating to borrowers

Corporate/Regulatory Services

•	Assist with dispute resolution and manage litigation relating to employment, general corporate matters
•	Provide corporate governance advice and compliance services
•	Assist in the development and maintenance of corporate policies
•	Assist with problem resolution (other than post transaction and borrower issues)
•	Handle general corporate matters
•	Assist in capital raising
•	Coordinate SEC filings (Registrations statements, proxy statements, 10K, 10Q, 8K, Forms 3, 4 and 5, etc.)
•	Complete, submit, track and follow-up on foreign authority and assumed named applications
•	Complete, submit, track and follow-up on annual report filings
•	Oversee corporate compliance with respect to company operations
•	Assist with corporate governance
•	Subsidiary secretaries
•	Maintain corporate books and records
•	Assist with internal controls
•	Intellectual property assistance
•	Seek and maintain service and trade marks
•	Seek and maintain patents

IT support services

•	Provide website development and maintenance assistance
•	Provide computer support
•	Develop, coordinate and maintain IT systems
•	Develop, coordinate and maintain IT security systems
•	Develop, coordinate and maintain backup information systems
•	Provide platform for and maintenance of document management
•	Provide platform for and maintenance of personal management
•	Assist in data collection and maintenance
•	Provide database maintenance
•	Generate reports from information systems as requested
•	Order computers, other hardware and software to optimize purchasing power
•	Track computers, other hardware and software
•	Provide IT consultation on an as needed basis
•	IT analysis and maintenance
•	Monitor server needs and provide upgrades as needed or requested
•	Analyze Software needs and provides upgrades as needed or requested
•	Assist in training personnel on information systems

Human resources services

•	Provide experienced personnel to assist in Company operations
•	Assist in employee relations and retention
•	Provide manager counseling and advisory services
•	Conduct employee investigations
•	Maintain personnel files
•	Assist in the design and implementation of human resources policies and procedures
•	Monitor changes in employment practices laws
•	Implement practices to reduce EPL exposures
•	Investigate and work to resolve employee relation issues and complaints
•	Conduct onsite and remote employee training
•	Conduct employee orientation
•	Consult with managers regarding personnel issues
•	Design and conduct management training with respect to employment practices issues
•	Assist in recruitment process (e.g. design and review recruitment advertising, design and review applications, assist in interview design and process, conduct reference checks)
•	Assist in evaluation and discipline process
•	Assist in termination process (e.g. exit interviews, pre and post termination consultations with management);
•	Manage and assist in preparation of job descriptions
•	Assist in ensuring compliance with applicable laws
•	Coordinate third party training
•	Assist in preparation of employment agreements and forms
•	Provide benefit administration and communication
•	Assist in the design and selection of benefit packages and providers
•	Conduct salary surveys
•	Manage performance evaluation process
•	Manage FMLA and leave of absences policies and procedures
•	Provide workers compensation administration and OSHA reporting

Payroll Accounting

•	Payroll processing
•	Solve problems concerning payroll and enforce payroll policies.
•	Compile payroll data such as garnishments, vacation time, insurance and 401(k) deductions.
•	Administer time and attendance system for accuracy and completeness
•	Process weekly transfer of payroll data to ADP
•	Provide applicable state and federal wage and hour compliance services
•	Prepare reports for management (gross payroll, hours worked, vacation accrual, tax deductions, benefit deductions, etc.)
•	Provide access to payroll service provider
•	Respond to employee questions
•	Process payroll deductions
•	Determine if vendor charges for benefits are accurate

Cash Management services

•	Provide daily cash management
•	Analyze cash needs and inform Company accordingly
•	Prepare quarterly cash reports for Company and its auditors
•	Prepare monthly bank reconciliations for Company
•	Balance cash accounts to the general ledger
•	Reconcile weekly bank statements and balance to the general ledger
•	Make Transfers to Online Accounts and enter the transactions in the system.
•	Make daily deposit of funds received

EXHIBIT B

Schedule of Fees

The Company shall pay the following fees to BC:

Annual fee of $2,250,000 payable in 12 equal monthly installments

EXHIBIT C

Schedule of Reimbursements

BC shall be responsible for the following expenses:

National Office rent, telephone, and utilities

Processing center’s rent, telephone, and utilities

Advertising center’s rent, telephone, and utilities

Facility center’s rent, telephone, and utilities

Alltel cell phone service and associated charges

National Office supplies purchased through Staples

Processing Center supplies purchased through Staples

Advertising center’s supplies purchased through Staples

Facility center’s supplies purchased through Staples

Private airplane expense

Fleet ownership expenses, including lease costs, interest and taxes

Recruitment expenses (e.g. Career Builders, Monster.com, etc.)

Computer acquisition costs (but not maintenance expenses)

Telephone system purchase costs (but not maintenance expenses)

Outside legal counsel expenses and professional fees unrelated to capital raising and loan funding initiatives

Accounting and auditing professional fees and expenses

Postage for processing center, advertising center, facility center and national office

UPS expense for processing center, advertising center, facility center and national office

General printing costs not specifically associated with the Company

ANNEX H

MERGER AGREEMENT SCHEDULES

FOR OAKMONT KANSAS, INC. AND BROOKE CREDIT CORPORATION

Section	Description

Brooke Schedules

2.1.(d)	Subsidiaries of Brooke Credit • 8 Delaware LLCs • 1 Canadian Corporation

2.3

Brooke Credit Stockholder List

•     All stock is owned by Brooke Corporation, Incentive Compensation Plan, Falcon Mezzanine Partners II LP, FMP II Co-Investment LLC, JZ Equity Partners PLC; and Morgan Joseph & Company, Inc. (Warrants)

2.4	Necessary Consents • Consents required from Falcon/Jordan, DZ Bank, Enterprise Bank, Great American, Fifth Third USA and Fifth Third (Canada).

2.6(e)	Tax Matters • Service and Tax Allocation Agreement between Brooke Corporation and Brooke Credit Corporation as of January 1, 2007.

2.7(c)	Loans • Model loan agreements

2.7(d)	Past Due Loans • Schedule of past due loans as of December 31, 2006. Aggregate principal past due $2.82 million.

2.7(e)

Principal Balance of Loans

•     Schedule of loans as of December 31, 2006. Aggregate principal balance $497.69 million, less related-party $483.28 million. 986 franchise loans and 170 non-franchise loans.

2.8

Absence of Changes

•     Schedule of compensation for 2006-2007.

•     Planned Distributions—Brooke Corporation and management incentive plan

•     Borrowing in the ordinary course of business to fund its lending activities.

2.9

Absence of Undisclosed Liabilities

•     Warrants held by Falcon Mezzanine Partners II LP, FMP II Co-Investment LLC, JZ Equity Partners PLC will preclude equity treatment if not extinguished prior to closing.

•     Company paid parent under the tax sharing arrangement in effect in 2006 which were not yet due.

•     Borrowing from Falcon Mezzanine Partners and Jordan/Zalanick Advisers in the amount of $45 million.

2.10	Litigation • Patrick Higgins. Seeks punitive damages of $5 million. Brooke claims that it has a general release of claim signed by the plaintiff and can enforce an arbitration clause.
2.12.(b)	Real Property • None

2.12.(c)	Company Insurance Policies • Coverage through Brooke Corporation. Brooke Credit does not maintain business interruption, environmental or product liability coverage. No key-man life insurance.

2.13.(a)	Real Property Leases • None. Property occupied pursuant to Servicing and Tax Allocation Agreement.

2.13.(b)	Personal Property Leases • None.

2.13.(c)	Sales Commitments • None.

2.13.(d)	Service Contracts • Collateral Preservation Agreements • Morgan Joseph & Company engagement letter • Servicing and Tax Allocation Agreement • Promissory Notes and Associated Loan Documents

2.13.(e)	Powers of Attorney • Brooke Corporation granted a power of attorney to Grant Thorton for tax purposes

2.13.(g)

Loan Agreements

•     Brooke Credit has five letters of credit (Valley View, DZ Bank, Fifth Third Bank US, Fifth Third Bank Canada, Home Federal Bank)

•     Brooke Credit has $45 million in Sub-Debt that is due in 2013 and Warranty Liability on the Sub-Debt in the amount of $2.8 million due in 2014

2.13.(h)	Guarantees • Brooke Credit has guaranteed the performance of its subsidiary, Brooke Canada Funding, Inc. pursuant to a loan agreement with Fifth Third Bank Canada

2.13(j)

Other Material Agreements

•     Brooke Credit has numerous contracts and commitments pursuant to which it anticipates pay in excess of $250,000 each year. These include the Service and Tax Allocation Agreement with Brooke Corporation.

•     Contracts with Collateral Preservation Providers

•     Participation Agreements

•     Contracts with Professional Advisors, including investment bankers

•     Brooke Credit has borrowed money, entered into warehouse facilities and sold asset back securities which result in amounts paid in excess of $250,000.

2.14	Labor Matters/Labor Disputes • None.

2.15.(a)	Employee Benefit Plans • Schedules 2.3, 2.8, 2.8(f) and 2.16 incorporated by reference

2.15.(c)	No Agreed Upon Increase in Benefits • Schedules 2.3, 2.8, 2.8(f) and 2.16 incorporated by reference

2.16	All Employees Paid in Excess of $100,000/year • Tabular disclosure for seven employees • Highest base compensation paid to Michael Lowry, $180,000.

2.18	Brokers/Finders • Morgan Joseph & Company, Inc. to provide fairness opinion and investment banking services.

Oakmont Schedules

3.12.(b)	Real Property • Oral Lease with Quantum Value Management, LLC

3.12.(c)	Insurance Policies • D&O Insurance – Continental Casualty Company

3.13.(a)	Real Property Leases • None

3.13.(b)	Personal Property Leases • None

3.13.(f)	Loan Agreements • Non-secured term loan to Oakmont provided by Comerica Bank on March 15, 2007 in the amount of $150,000 for working capital purposes.

3.13.(g)	Guarantees • None

3.15	All Employees Paid in Excess of $100,000/year • None

Covenants

4.1(a)(i)	Conduct of Business • Brooke Credit shall conduct business in the ordinary course and consistent with past practices

4.1(a)(ii)	Authorization or Issuance of Shares • See Schedule 2.3.

4.1(a)(iii)	Transfers • Prior to Closing, Brooke Credit may make payments to Brooke Corporation under the Service and Tax Allocation Agreement

4.1(a)(iv)

Acquisition of Assets

•     Brooke Credit acquires loans from third parties from time to time

•     Brooke Credit may acquire other specialty finance companies that are similar or in complementary lines of business

4.1(a)(v)	Encumberances • Brooke Credit routinely encumbers assets in connection with financing its lending activities

4.1(a)(vi)

Finance and Tax Accounting

•     Service and Tax Allocation Agreement. Brooke Corporation has filed amended returns and may file additional amended returns and may claim refunds or settle claims. None of these actions would be reasonably expected to result in a material adverse event on Brooke Credit

4.1(a)(x)	Material Debts or Claims • Brooke Credit will continue to repay indebtedness and may prepay indebtedness if management deems such prepayment to be in the best interest of Brooke Credit

H - 4